



05052259

BERKELEY TECHNOLOGY LIMITED

Annual Report 2004

BERKELEY TECHNOLOGY LIMITED
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS
(Under U.S. GAAP)
(In thousands, except per share and ADS amounts or as noted)

	Years Ended December 31,	
	2004	**2003**
Income (loss) from continuing operations	$(12,141)	$ 1,089
Income on discontinued operations	-	9,927
Net income (loss)	$(12,141)	$ 11,016

Basic earnings (loss) per share and ADS:

Basic earnings (loss) per share:

Continuing operations	$ (0.24)	$ 0.02
Discontinued operations	-	0.20
	$ (0.24)	$ 0.22

Basic earnings (loss) per ADS:

Continuing operations	$ (2.39)	$ 0.21
Discontinued operations	-	1.96
	$ (2.39)	$ 2.17

Diluted earnings (loss) per share and ADS:

Diluted earnings (loss) per share:

Continuing operations	$ (0.24)	$ 0.02
Discontinued operations	-	0.20
	$ (0.24)	$ 0.22

Diluted earnings (loss) per ADS:

Continuing operations	$ (2.39)	$ 0.21
Discontinued operations	-	1.94
	$ (2.39)	$ 2.15

Ordinary Shares outstanding (including ADSs)	64,439	64,439
Shareholders' equity	$22,893	$34,897
Net asset value per share [(1)]	$ 0.45	$ 0.69
Net asset value per ADS [(1)]	$ 4.51	$ 6.88

[(1)] Based on the net asset value of the Group after deducting the cost of the shares held by the employee benefit trusts, and on the number of shares outstanding excluding the shares held by the employee benefits trusts.

As used herein, the terms "Company," "we," "us" and "our" refer to *Berkeley Technology Limited*. Except as the context otherwise requires, the term "Group" refers collectively to the Company and its subsidiaries.

ORGANIZATIONAL STRUCTURE

We currently have two business segments that we operate through our subsidiaries: life insurance and annuities, and venture capital and consulting. Our principal operating subsidiaries, by business segment and location, are set forth below:

Principal Subsidiaries	Business Segment	Location
London Pacific Assurance Limited	Life insurance and annuities	Jersey, Channel Islands
Berkeley International Capital Corporation	Venture capital and consulting	San Francisco, California
Berkeley International Capital Limited	Venture capital	Guernsey, Channel Islands

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Arthur I. Trueger, Executive Chairman

Mr. Trueger is the founder and a principal shareholder of Berkeley Technology Limited. He has worked for us for more than 28 years and holds A.B., M.A. and J.D. degrees from the University of California.

Victor A. Hebert, Deputy Chairman, Non-Executive Director

Mr. Hebert has been a non-executive director since the Company's incorporation in January 1985 and Deputy Chairman since February 1996. He is a senior member of the law firm Heller, Ehrman, White & McAuliffe LLP in San Francisco, California, having joined the firm in 1962. He also serves as Secretary to Nextest Systems Corporation. Mr. Hebert is a member of the Compensation Committee.

Harold E. Hughes, Jr., Non-Executive Director

Mr. Hughes has been a non-executive director since January 1987. He is Chief Executive Officer and a director of Rambus, Inc., a chip-semiconductor interface supplier. Previously, he was Chairman of Pandesic LLC, an eCommerce software supplier owned jointly by Intel Corporation and SAP, from 1997 to 2000. Prior to Pandesic, he was employed by Intel Corporation for 23 years, during which time he held a number of positions in financial and operational management. He also serves on the boards of Xilinx, Inc. and REMEC, Inc. Mr. Hughes is a member of the Audit, Business Development and Compensation Committees.

The Viscount Trenchard, Non-Executive Director

Lord Trenchard has been a non-executive director since August 1999. He is a Senior Adviser to Prudential Financial, Inc., a provider of international private client wealth management services, Chairman of Endsleigh Fishing Club Limited, Chairman of The Dejima Fund Limited, a director of Dryden Wealth Management Limited and a director of Japan Society Publications Limited. He was a director of Robert Fleming and Co. Limited, or one of its principal subsidiaries, from 1996 to 2000, where he was also head of Japanese Investment Banking. Previously, he was a director of Kleinwort Benson Limited from 1986 to 1996, whose Tokyo office he managed for many years. Lord Trenchard is a member of the Audit and Business Development Committees.

Ian K. Whitehead, Chief Financial Officer

Mr. Whitehead has held the position of Chief Financial Officer of Berkeley Technology Limited since he joined the Company in 1990. He is a member of the Institute of Chartered Accountants in England and Wales.

REVIEW OF THE YEAR

Our consolidated net loss, computed in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for the year ended December 31, 2004, was $(12.1) million, or $(0.24) per diluted share and $(2.39) per diluted ADR, compared with net income of $11.0 million, or $0.22 per diluted share and $2.15 per diluted ADR, for the year ended December 31, 2003. For the year ended December 31, 2004, our consolidated net loss from continuing operations was $(12.1) million, or $(0.24) per diluted share and $(2.39) per diluted ADR, compared with a net income from continuing operations of $1.1 million, or $0.02 per diluted share and $0.21 per diluted ADR, for 2003. No dividends will be paid on the outstanding shares and ADRs for 2004.

We report net income (loss) and diluted earnings (loss) per share and ADR in accordance with U.S. GAAP.

The results of operations for 2004 were significantly impacted by the decrease in value of our listed equity securities and by the write-off of a private equity security. Net realized and unrealized investment losses totaled $7.7 million in 2004, compared to net realized and unrealized investment gains of $7.3 million in 2003. During 2004, we sold our remaining holdings in Packeteer, Inc. common stock. Subsequent to this sale, as well as the sale of all but $0.1 million of other listed equity securities in January 2005, the impact of stock market volatility on our financial results has been reduced greatly.

London Pacific Assurance Limited ("LPAL"), our Jersey, Channel Islands based insurance company, continued to serve its policyholders; however, no new policies are currently being sold. Policyholder liabilities for LPAL fell during 2004 by $6.8 million to $21.2 million primarily due to maturing policies. As of December 31, 2004, LPAL's corporate bonds, cash and accrued interest totaled $31.8 million.

We have implemented, or are in the process of implementing, cost reductions that, when fully effective in 2006, are expected to reduce our annual expenses by approximately $1.0 million.

We now focus on our venture capital and consulting business, which works with North American technology companies that are looking to grow their businesses or to expand their investor base overseas, primarily in Europe and Japan. We advise on overseas operations, assist in locating partners, customers and investment capital, and occasionally take principal positions where the case is compelling and the timeframe for realization could be relatively short. It is still early in the process but consulting fees are now being generated.

REPORT OF THE DIRECTORS

The directors present this report and the consolidated financial statements of the Company for the year ended December 31, 2004.

Principal Activities

The activities of the Company and its subsidiaries are life insurance and annuities, and venture capital and consulting. The Company is incorporated in Jersey, Channel Islands.

Share Capital

As of December 31, 2004, the Company had authorized share capital of 86,400,000 Ordinary Shares with a par value of $0.05, of which 64,439,073 shares were issued and outstanding. All of the Company's shares are listed on the London Stock Exchange ("LSE"). Shares are also traded in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"), in the United States in the ratio of ten Ordinary Shares to each ADS. The ADSs are traded on the Over-the-Counter ("OTC") Bulletin Board. On February 14, 2003, warrants to purchase 1,933,172 of the Company's Ordinary Shares at a price of £0.1143 were issued to the Bank of Scotland in connection with the Term Loan and Guarantee Facility entered into between the Company and Bank of Scotland. This bank facility was repaid fully and terminated in June 2003.

Auditors

BDO International and BDO Seidman, LLP were appointed by the Board of Directors as the Company's independent auditors with effect from July 31, 2002. BDO International transferred their business from a partnership to a limited liability partnership ("LLP") with effect from January 1, 2004. All non-U.S. audit services are now provided by BDO Stoy Hayward, LLP, who were re-appointed as the Company's auditors on January 28, 2004. BDO Stoy Hayward, LLP and BDO Seidman, LLP have indicated their willingness to continue in office.

Directors

The directors of the Company who served throughout the year were:

Arthur I. Trueger, *Executive Chairman*
Victor A. Hebert, *Deputy Chairman*
John Clennett (retired on January 7, 2005)
Harold E. Hughes, Jr.
The Viscount Trenchard

Victor A. Hebert retires by rotation and, being eligible, offers himself for re-election.

Except as noted below, no director or his dependants had any interest in the share capital of the Company or its subsidiaries at any time during the year, nor any entitlements under the Company's share option plans.

The interests of the directors and their dependants in the shares of the Company, all being held beneficially, as of December 31, 2004 were as follows:

	Ordinary Shares	Ordinary Share Options [1]
Arthur I. Trueger	19,260,693	3,000,000
Victor A. Hebert	45,000	40,000
John Clennett	5,450	20,000
Harold E. Hughes, Jr.	-	60,000
The Viscount Trenchard	-	40,000

[1] All vested.

Except for Mr. Clennett's Ordinary Share options which lapsed on February 18, 2005, all directors' interests were held at both December 31, 2004 and March 23, 2005.

In addition to Mr. Trueger, who has an interest in 34.5% (22,260,693 shares) of the Company's issued share capital, the Company is aware of the following shareholders with an interest in 3% or more of the issued share capital as of March 23, 2005:

	Ordinary Shares	Percentage Held
The London Pacific Group 1990 Employee Share Option Trust [1]	13,084,681	20.3%
SC Fundamental Value Fund, L.P.	4,072,010 [2]	6.3%
SC Fundamental Value BVI, Ltd.	3,911,990 [3]	6.1%
Mr. P. Gyllenhammar [4]	4,095,000	6.4%
The Union Discount Company of London Limited	2,050,000	3.2%

[1] 3,000,000 of these shares are under option to Arthur I. Trueger and are also included in the 34.5% above.
[2] 1,840,760 are held in ADR form.
[3] 1,768,240 are held in ADR form.
[4] Includes interest in the shares held by The Union Discount Company of London Limited, shown below.

Except as noted above, there were no other interests of the directors in any contract of significance to which the Company or any of its subsidiaries was a party at any time during or at the end of the year. No director has a contract of service with the Company.

Directors' Responsibilities as Regards to the Financial Statements

Jersey company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the net income of the Company for that period. In preparing those financial statements, the directors are required to:

i) select suitable accounting policies and then apply them consistently;
ii) make judgments and estimates that are reasonable and prudent;
iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
iv) prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. The directors are also responsible for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Results and Dividends

The Group's net loss for the year amounted to $12.1 million. In view of the Company's requirement to conserve cash in order to meet the operating needs and growth opportunities of the business, an interim dividend for 2004 was not paid and the Board of Directors will not be recommending a final dividend for the year 2004.

The London Pacific Group 1990 Employee Share Option Trust has waived its entitlement to dividends.

Taxation Implications

Charities, superannuation funds and certain assurance companies in the United Kingdom, together with individual investors who are Commonwealth citizens or citizens of a member state of the European Community, may be entitled to a full or partial repayment of the Jersey income tax credit arising on distributions, on submission of a claim to the Jersey Comptroller of Income Tax. Shareholders should consult their tax advisor with respect to their own tax positions.

By Order of the Board

Robert A. Cornman
Secretary

Minden House
6 Minden Place
St. Helier
Jersey, Channel Islands

March 23, 2005

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION

The following is a summary of selected financial information for the Company and its subsidiaries. The data for each of the three years in the period ended December 31, 2004 has been derived from, and all data should be read in conjunction with, the audited consolidated financial statements of the Company, included in this Report. All amounts are in thousands, except per share and ADS data. ADS amounts have been restated to reflect the one-for-ten reverse split in June 2002.

	Years Ended/As of December 31,				
	2004	2003	2002	2001	2000
Operating Results					
Revenues from continuing operations, including net realized and change in net unrealized investment gains and losses	$ (5,759)	$ 9,198	$ (33,337)	$(194,376)	$ 87,700
Income (loss) from continuing operations before income taxes	(11,851)	1,047	(54,478)	(221,033)	66,784
Income tax expense (benefit) on continuing operations	290	(42)	1,291	2,107	1,156
Income (loss) from discontinued operations	-	9,965	(154,678)	(180,194)	(51,774)
Income tax expense (benefit) on discontinued operations	-	38	(4,943)	(58,550)	(18,603)
Net income (loss)	(12,141)	11,016	(205,504)	(344,784)	32,457
Basic earnings (loss) per share:					
Continuing operations	(0.24)	0.02	(1.10)	(4.38)	1.29
Discontinued operations	-	0.20	(2.95)	(2.38)	(0.65)
Total basic earnings (loss) per share	(0.24)	0.22	(4.05)	(6.76)	0.64
Diluted earnings (loss) per share:					
Continuing operations	(0.24)	0.02	(1.10)	(4.38)	1.08
Discontinued operations	-	0.20	(2.95)	(2.38)	(0.55)
Total diluted earnings (loss) per share	(0.24)	0.22	(4.05)	(6.76)	0.53
Basic earnings (loss) per ADS:					
Continuing operations	(2.39)	0.21	(10.99)	(43.77)	12.92
Discontinued operations	-	1.96	(29.50)	(23.85)	(6.53)
Total basic earnings (loss) per ADS	(2.39)	2.17	(40.49)	(67.62)	6.39
Diluted earnings (loss) per ADS:					
Continuing operations	(2.39)	0.21	(10.99)	(43.77)	10.81
Discontinued operations	-	1.94	(29.50)	(23.85)	(5.46)
Total diluted earnings (loss) per ADS	(2.39)	2.15	(40.49)	(67.62)	5.35
Financial Position					
Cash and total investments (continuing operations)	43,279	61,944	69,378	262,058	455,721
Total assets	44,707	63,513	80,217	2,539,126	2,562,988
Bank debt	-	-	9,314	36,874	35,556
Guarantees under bank facility	-	-	10,590	-	-
Shareholders' equity	22,893	34,897	21,486	221,653	567,742
Book value per share [1]	0.45	0.69	0.42	4.37	11.00
Book value per ADS [1]	4.51	6.88	4.23	43.68	109.98
Ordinary Share and ADS Data					
Ordinary Shares outstanding as of December 31	64,439	64,439	64,439	64,439	64,433
Weighted-average shares used in:					
Basic earnings per share calculation	50,754	50,754	50,753	50,984	50,795
Diluted earnings per share calculation	50,754	51,188	50,753	50,984	60,728
Total dividends per share relating to the year (gross)	$ -	$ -	$ -	$ 0.16	$ 0.29
Total dividends per ADS relating to the year	$ -	$ -	$ -	$ 1.28	$ 2.32
Market price per share on December 31	£ 0.11	£ 0.14	£ 0.055	£ 2.60	£ 5.53
Market price per ADS on December 31	$ 1.70	$ 2.51	$ 0.50	$ 39.60	$ 75.60
Market capitalization as of December 31	$ 13,115	$ 16,148	$ 5,706	$ 244,611	$ 530,431

[1] Based on the net asset value of the Group after deducting the cost of the shares held by the employee benefit trusts, and on the number of shares outstanding excluding the shares held by the employee benefit trusts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements, and the notes thereto, presented elsewhere in this Report. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. This section should also be read in conjunction with the "Forward-Looking Statements and Factors That May Affect Future Results" which are set forth below and in our filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-Looking Statements and Factors That May Affect Future Results

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's current beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "goals," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Future outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Factors that could cause or contribute to deviations from the forward-looking statements include those discussed in this section, elsewhere in this Report and in our filings with the SEC. The factors include, but are not limited to, (i) the risks described under "Quantitative and Qualitative Disclosures About Market Risk," (ii) variations in demand for our products and services, (iii) the success of our new products and services, (iv) significant changes in net cash flows in or out of our businesses, (v) fluctuations in the performance of debt and equity markets worldwide, (vi) the enactment of adverse state, federal or foreign regulation or changes in government policy or regulation (including accounting standards) affecting our operations, (vii) the effect of economic conditions and interest rates in the U.S., the U.K. or internationally, (viii) the ability of our subsidiaries to compete in their respective businesses, (ix) our ability to attract and retain key personnel, and (x) actions by governmental authorities that regulate our businesses, including insurance commissions.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT

Income before income taxes for our reportable operating segments, based on management's internal reporting structure, is as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Income (loss) from continuing operations before income taxes by operating segment:			
Life insurance and annuities [1]	$ (8,091)	$ 1,577	$(19,637)
Venture capital and consulting [2]	(1,365)	3,571	(28,149)
	(9,456)	5,148	(47,786)
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	125	53	531
Corporate expenses	(2,415)	(3,478)	(5,869)
Goodwill amortization and write-offs	-	-	(389)
Interest expense	(105)	(676)	(965)
Consolidated income (loss) from continuing operations before income taxes	$(11,851)	$ 1,047	$(54,478)

[1] Netted against the revenues (investment income) of the life insurance and annuities segment are management fees paid to BCM (discontinued operations) of $5,000 and $39,000 in 2003 and 2002, respectively.

[2] Included in the revenues of the venture capital and consulting segment are management fees from LPLA (discontinued operations) of $2,908,000 in 2002.

Business segment data contained in Note 18 to the Consolidated Financial Statements should be read in conjunction with this discussion. A detailed discussion of the results for each reportable segment follows.

Life Insurance and Annuities

Certain information regarding our life insurance and annuities segment's results of operations (continuing operations only) is as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Revenues and net investment gains (losses):			
Investment income.....	$ 1,295	$ 1,834	$ 6,059
Insurance policy charges	4	6	1,155
Net realized investment gains (losses)	1,273	(38,329)	(114,325)
Change in net unrealized investment gains and losses on trading securities.....	(8,331)	40,947	97,762
Total revenues and net investment gains (losses)......	(5,759)	4,458	(9,349)
Expenses:			
Amounts credited on insurance policyholder accounts......	1,358	1,922	6,031
Amortization of deferred policy acquisition costs......	-	-	2,952
General and administrative expenses......	974	959	1,305
Total expenses	2,332	2,881	10,288
Income (loss) from continuing operations before income taxes	$ (8,091)	$ 1,577	$(19,637)

As previously disclosed in our 2002 and 2003 Annual Reports, during 2002, our primary insurance company, London Pacific Life & Annuity Company ("LPLA"), was placed under regulatory control and rehabilitation based on LPLA's statutory capital and surplus as of June 30, 2002. On July 2, 2002, we announced that further declines in the value of LPLA's investment portfolio, due to persistent negative events in the equity and bond markets, continued to erode significantly the statutory capital of LPLA and that we were unsuccessful in concluding a transaction to enhance the capital of LPLA. As a consequence, LPLA discontinued the issuance of new policies as of July 2, 2002. Although the statutory capital of our Jersey insurance subsidiary, LPAL, was not affected by the adverse equity and bond markets to the same extent as the statutory capital of LPLA, we also announced on July 2, 2002 that LPAL would discontinue writing new policies effective immediately. The decision to discontinue the issuance of new policies through LPAL was made to avoid the increased capital requirements created by additional policyholder liabilities. Subsequent to this announcement and other announcements relating to the Company and LPLA, LPAL policy surrenders increased substantially. Approximately 85% of LPAL's $140.2 million in policyholder liabilities as of June 30, 2002 have been surrendered or have matured as of December 31, 2004. Policyholder liabilities as of December 31, 2004 were $21.2 million.

Due to the events referred to above, LPAL focuses on managing the remaining block of policyholder liabilities. There are no plans currently to write new policies.

2004 compared to 2003

In 2004, LPAL contributed a loss before income taxes of $8.1 million to our overall loss from continuing operations before income taxes, compared to income before income taxes of $1.6 million in 2003. Net realized investment gains in 2004 were $1.3 million compared to net realized investment losses of $38.3 million in 2003. The loss from the change in net unrealized investment gains and losses was $8.3 million in 2004, compared to a gain of $40.9 million in 2003. In 2004, the spread between investment income and amounts credited to policyholders increased by $25,000 and general and administrative expenses remained flat at $1.0 million, each as compared to 2003.

LPAL did not generate any premiums during 2004 or 2003. LPAL discontinued selling new policies on July 2, 2002 as a result of the events described above.

Interest and dividend income on investments was $1.3 million in 2004, compared with $1.8 million in 2003. This $0.5 million decrease was primarily due to the decline in the level of LPAL's corporate bond investments, which was consistent with the decline in policyholder liabilities since December 31, 2003.

During 2004, LPAL used $9.8 million of bond proceeds and cash to meet its policy maturities and redemptions. Following this reduction, and further expected bond realizations and maturities required to meet 2005 policy maturities, interest income is expected to decline to approximately $1.2 million for 2005.

Policyholder liabilities as of December 31, 2004 were $21.2 million of which $6.3 million is scheduled to mature during 2005. LPAL expects to meet these maturities by a combination of cash of approximately $9.7 million held at the beginning of January 2005, the proceeds from maturing bonds which are estimated to be $11.1 million during 2005, and estimated interest income to be received during 2005 of $1.2 million. In the absence of significant redemptions, policyholder liabilities are projected to be approximately $15.2 million at the end of 2005. Investment income should equal approximately 112% of the projected $1.0 million to be credited to policies, and operating expenses are expected to be approximately $0.8 million during 2005. In January 2005, LPAL sold its remaining listed equity securities for $0.4 million.

Net investment losses totaled $7.1 million in 2004, compared to net investment gains of $2.6 million in 2003. Net investment losses in 2004 were comprised of net realized investment gains of $1.3 million and $8.3 million in losses from the change in net realized gains and losses on the listed equity securities held in the trading portfolio. The trading portfolio decreased from $13.5 million as of December 31, 2003 to $0.5 million as of December 31, 2004. LPAL sold its remaining Packeteer, Inc. holding during 2004, which resulted in net realized gains of $4.9 million based on an aggregate original cost of $4.4 million. These realized gains were partially offset by other-than-temporary impairment charges on one private equity security holding totaling $3.4 million and one of LPAL's trading positions was acquired by a larger listed company, in exchange for $0.3 million of stock in the acquiring company, which resulted in a realized loss of $0.3 million based on an original cost of $0.6 million.

Total invested assets decreased to $33.1 million as of December 31, 2004, compared to $47.9 million as of December 31, 2003, primarily due to policyholder benefits paid of $9.8 million and net investment losses of $7.1 million during 2004. On total average invested assets in 2004, the average net return, including both realized and unrealized investment gains and losses, was –15.3%, compared with 8.9% in 2003.

Amounts credited on policyholder accounts decreased by $0.5 million in 2004 to $1.4 million, compared to $1.9 million in 2003. This decrease was primarily due to policy maturities since December 31, 2003. The average rate credited to policyholders was 5.6% in 2004, compared with 5.9% in 2003.

2003 compared to 2002

In 2003, LPAL contributed income before income taxes of $1.6 million to our overall income from continuing operations before income taxes, compared to a loss before taxes of $19.6 million in 2002. Net realized investment losses in 2003 were $38.3 million compared to net realized investment losses of $114.3 million in 2002. The gain from the change in net unrealized investment gains and losses was $40.9 million in 2003, compared to $97.8 million in 2002. In 2003, the spread between investment income and amounts credited to policyholders decreased by $0.1 million; amortization of deferred policy acquisition costs ("DPAC") decreased by $3.0 million with the write-off of the DPAC asset in 2002; and general and administrative expenses decreased by $0.3 million, each as compared to 2002. Policy surrender charge income in 2003 decreased by $1.1 million compared to 2002.

LPAL did not generate any premiums during 2003, compared to $6.5 million of premiums during 2002. LPAL discontinued selling new policies on July 2, 2002 as a result of the events described above.

Interest and dividend income on investments was $1.8 million in 2003, compared with $6.1 million in 2002. This $4.3 million decrease was primarily due to a decline in the level of invested bonds.

Net investment gains totaled $2.6 million in 2003, compared to net investment losses of $16.6 million in 2002. Net investment gains in 2003 were comprised of net realized investment losses of $38.3 million and $40.9 million in gains from the change in net realized gains and losses on the listed equity securities held in the trading portfolio. The trading portfolio increased from $8.9 million as of December 31, 2002 to $13.5 million as of December 31, 2003. LPAL sold certain trading positions during 2003, which resulted in net realized losses of $20.8 million based on an aggregate original cost of $23.7 million and one of LPAL's trading positions was acquired by a larger listed company, in exchange for $0.6 million of stock in the acquiring company, which resulted in a realized loss of $12.8 million based on an original cost of $13.4 million. These disposals represented shares held in companies that had completed initial public offerings of their securities. These realized losses were increased by other-than-temporary impairment charges totaling $4.7 million on two private equity security holdings in our available-for-sale investment portfolio.

Total invested assets (defined as total assets excluding DPAC and other assets) decreased to $47.9 million as of December 31, 2003, compared to $51.6 million as of December 31, 2002, primarily due to the decrease in investments used to pay out maturing policies and the $4.7 million reduction in the value of two private equity investments that became other-than-temporarily impaired, partially offset by increases in the value of the trading portfolio. On total average invested assets in 2003, the average net return, including both realized and unrealized investment gains and losses, was 8.9%, compared with –9.1% in 2002.

Policy surrender charge income decreased to $6,000 in 2003, from $1.2 million in 2002. Policy surrenders decreased significantly during 2003 due to the high volume of surrenders during the second half of 2002.

Amounts credited on policyholder accounts decreased by $4.1 million in 2003 to $1.9 million, compared to $6.0 million in 2002. The decrease was primarily due to substantial increases in policyholder surrenders in the second half of 2002 together with policy maturities in the last nine months of 2003. The average rate credited to policyholders was 5.9% in 2003, compared with 6.1% in 2002.

There was no DPAC amortization in 2003 due to the acceleration of DPAC amortization to fully write-off DPAC as of September 30, 2002. The reasons for the write-off in 2002 were the discontinuance of new business at the beginning of the third quarter of 2002 and the lack of interest spread on the remaining block of business.

General and administrative expenses decreased by $0.3 million to $1.0 million in 2003 due to decreases in staff compensation and back office expenses.

Venture Capital and Consulting

Certain information regarding our venture capital and consulting segment's results of operations is as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Revenues and net investment gains (losses):			
Management fees	$ -	$ -	$ 2,908
Consulting fees	490	-	-
Net realized investment gains (losses) [(1)]	2,010	(2,107)	(44,130)
Change in net unrealized investment gains and losses on trading securities [(1)]	(2,625)	6,794	16,703
Total revenues and net investment gains (losses)	(125)	4,687	(24,519)
Operating expenses	1,240	1,116	3,630
Income (loss) from continuing operations before income taxes	$ (1,365)	$ 3,571	$(28,149)

[(1)] Net realized investment losses of $1,603,000 were recorded during 2002 by the venture capital and consulting segment, related to intersegmental investment sales to the life insurance and annuities segment. These net realized investment losses were offset by corresponding reclassification adjustments in unrealized investment gains and losses on trading securities for the same amounts. These gains and losses have been eliminated in our consolidated financial statements.

2004 compared to 2003

In 2004, the venture capital and consulting segment contributed a loss before income taxes of $1.4 million to our overall loss from continuing operations before income taxes, compared to income before taxes of $3.6 million in 2003. The 2003 results were attributable primarily to net realized and unrealized investment gains and losses on listed equity securities. During 2004, we began earning fee income again by advising a small number of North American technology companies. Consulting fees of $490,000 were earned; however, this income did not cover all of the operating expenses of the segment.

The change in net unrealized gains and losses in the listed equity trading portfolio during 2004 was a loss of $2.6 million, which was partially offset by net realized gains of $2.0 million. The trading portfolio decreased from $3.4 million as of December 31, 2003 to $0.1 million as of December 31, 2004. We sold most of our trading positions during 2004, which resulted in net realized gains of $1.9 million based on an aggregate original cost of $0.8 million. All intersegmental investment gains and losses have been eliminated in our consolidated statements of operations.

Operating expenses in 2004 were $1.2 million, compared to $1.1 million in 2003. The $0.1 million increase was attributable primarily to additional staff costs, reflecting the additional resources required to redevelop our venture capital and consulting business.

2003 compared to 2002

In 2003, the venture capital and consulting segment contributed income before income taxes of $3.6 million to our overall income from continuing operations before income taxes, compared to a loss before taxes of $28.1 million in 2002. The income and loss in those years, respectively, were attributable primarily to net realized and unrealized investment gains and losses on listed equity securities. These positions in listed equity securities resulted from privately held technology companies, in which the venture capital and consulting segment had an equity interest, completing initial public offerings or being acquired by publicly traded companies in stock-for-stock acquisitions.

The change in net unrealized gains and losses in the listed equity trading portfolio during 2003 was a gain of $6.8 million, which was partially offset by net realized losses of $2.1 million. The trading portfolio decreased from $7.6 million as of December 31, 2002 to $3.4 million as of December 31, 2003. We sold certain trading positions during 2003 which resulted in net realized losses of $1.9 million based on an aggregate original cost of $11.0 million. These realized losses were increased by other-than-temporary impairment write-downs of $0.2 million on two private investments. All intersegmental investment gains and losses, other than those arising from sales to LPLA (discontinued operations), have been eliminated in our consolidated statements of operations.

The venture capital and consulting segment earned portfolio management fees from LPLA of $2.9 million in 2002. Due to the events described above in the section entitled "Life Insurance and Annuities," BICC has not received fees from the management of LPLA's investment portfolio since early 2002.

Operating expenses in 2003 were $1.1 million, compared to $3.6 million in 2002. The $2.5 million decrease was attributable primarily to lower staff costs, reflecting the reduction in business and staffing during the second half of 2002.

Corporate and Other

2004 compared to 2003

Corporate expenses decreased by $1.1 million to $2.4 million in 2004, as compared to $3.5 million for 2003. This decrease was primarily due to lower facilities costs, professional services fees and insurance costs.

Since we fully repaid and terminated our bank facility during June 2003, we did not incur any borrowing costs in 2004, compared to $0.7 million in 2003. However, we did pay $0.1 million in interest during 2004 related to an additional tax liability as discussed in Note 10 to the Consolidated Financial Statements.

2003 compared to 2002

Corporate expenses decreased by $2.4 million to $3.5 million in 2003, as compared to $5.9 million for 2002. This decrease primarily was due to decreases in staff compensation and bank facility costs.

The amount of interest income we earned (excluding the life insurance and annuities segment) decreased by $0.5 million to $53,000 in 2003 as compared with 2002, primarily due to the decrease in our holdings of cash and cash equivalents, as well as lower interest rates. The amount of interest expense we incurred (excluding the life insurance and annuities segment) decreased by $0.3 million to $0.7 million in 2003 as compared with 2002, due to the impact of lower bank borrowings which was largely offset by the accelerated amortization of bank facility costs (restructuring fees and the value of warrants issued to the Bank of Scotland) in the second quarter of 2003, resulting from the early repayment of the bank facility.

Consolidated Income (Loss) from Continuing Operations Before Income Taxes

2004 compared to 2003

Our consolidated loss from continuing operations before income taxes was $11.9 million in 2004, compared to income from continuing operations before income taxes of $1.0 million in 2003. This change was primarily due to net realized and unrealized investment losses of $7.7 million in 2004, compared to net realized and unrealized investment gains of $7.3 million in 2003.

Subsequent to the completion of the sales of BCM and LPA during 2003, we now focus on our venture capital and consulting business. We continue to pursue opportunities to grow the business in the future, however, there is no guarantee that we will be successful in redeveloping our venture capital and consulting operations.

Due to the sales of almost all of our listed equity securities during 2004, our results will no longer be significantly impacted by equity market volatility.

2003 compared to 2002

Consolidated income from continuing operations before income taxes was $1.0 million in 2003, compared to a loss from continuing operations before income taxes of $54.5 million in 2002. This dramatic change primarily was due to net realized and unrealized investment gains of $7.3 million in 2003, compared to net realized and unrealized investment losses of $44.0 million in 2002.

Income Taxes

We are subject to taxation on our income in all countries in which we operate based upon the taxable income arising in each country. However, realized gains on certain investments are exempt from Jersey and Guernsey taxation. We are subject to income tax in Jersey at a rate of 20%. In the United States, we are subject to both federal and California taxes at rates up to 34% and 8.84%, respectively.

2004 compared to 2003 (continuing operations)

The $0.3 million tax expense for 2004 is largely our California tax liability related to tax years 1998 and 1999 as described in Note 10 to the Consolidated Financial Statements. Other than these taxes and $7,000 of other tax expense, primarily minimum California taxes, no other tax expense or benefits are applicable to our Group for this period. Losses were contributed by our Jersey and Guernsey operations, primarily consisting of net realized and unrealized investment losses for which no tax benefits will be realized. Losses were also contributed by our U.S subsidiaries during 2004; however, we did not recognize any U.S. tax benefits due to the 100% valuation allowances that we have provided for all deferred tax assets.

2003 compared to 2002 (continuing operations)

On income from continuing operations before income taxes of $1.0 million for 2003, we had an income tax benefit of $42,000. This was largely attributable to income of $2.6 million contributed by the Jersey and Guernsey operations during the year, which primarily consisted of realized losses and unrealized investment gains for which no tax benefits or expense will be realized. Although $1.5 million of losses were contributed by our U.S. subsidiaries for 2003, we did not recognize any U.S. tax benefits due to the 100% valuation allowances that we have provided for all deferred tax assets.

2003 (disposal of discontinued operations)

We recorded $36,000 of income tax expense on book gains totaling $11.7 million from the sales of BCM and LPA. Income taxes based on statutory tax rates applied to the taxable gains on these sales were approximately $4.9 million. However, due to net operating losses in the U.S. tax groups in the current and prior years, and capital loss carryovers from prior years, we were able to offset all of the taxes related to the gains on the sale of BCM and LPA, except for a small amount of federal alternative minimum tax. A portion of the capital loss carryovers from prior years which we utilized to offset the current year taxable gains resulted from the loss of control of LPLA in 2002.

Discontinued Operations

There were no results to report for discontinued operations for 2004, as we completed the sales of BCM and LPA in the second quarter of 2003.

Our consolidated statement of operations for 2003 includes the results of discontinued operations for the first four months of 2003, in the case of BCM, and for the first five months of 2003, in the case of LPA. In the first six months of 2002, prior to the loss of management control over LPLA, we recorded an after-tax loss from operations of LPLA of $104.8 million. We recorded impairment losses totaling $27.9 million related to LPLA in the third quarter of 2002, and recognized $10.6 million in our statement of operations for LPLA's net unrealized

losses on available-for-sale securities, net of deferred policy acquisition cost amortization adjustments and deferred income taxes. For further information see Note 3 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

Management has identified those accounting policies that are most important to the accurate portrayal of our financial condition and results of operations and that require management's most complex or subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These most critical accounting policies pertain to our investments, life insurance policy liabilities and contingent liabilities. In addition, for 2002 and 2003, our accounting policies relating to consolidation, deconsolidation and the reporting of discontinued operations became very important to the portrayal of our financial condition and results of operations. These critical accounting policies are described below.

Determination of Fair Values of Investments

When a quoted market price is available for a security, we use this price in the determination of fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on valuation methodologies as described below.

We hold investments in privately held equity securities, primarily convertible preferred stock in venture capital companies doing business in various segments of technology industries. Venture capital investing entails making investments in companies that are developing products or services for large emerging markets with the belief that these investments will yield superior returns if these companies are successful. These investments are normally held for a number of years. When we make these investments, most of the companies are still developing the products they intend to bring to market or are in the early stages of product sales. Venture capital companies are net consumers of cash and often dependent upon additional financing to execute their business plans. These investments involve substantial risk and the companies generally lack meaningful historical financial results used in traditional valuation models. The process of pricing these securities range from fierce competitive bidding between financial institutions to existing investors negotiating prices with the company without outside investor validation. Investments in convertible preferred stock come with rights that vary dramatically both from company to company and between rounds of financing within the same company. These rights, such as anti-dilution, redemption, liquidation preferences and participation, bear directly on the price an investor is willing to pay for a security. The returns on these investments are generally realized through an initial public offering of the company's shares or, more commonly, through the company's acquisition by a public company.

One of the factors affecting fair value is the amount of time before a company requires additional financing to support its operations. Management believes that companies that are financed to the estimated point of operational profitability or for a period greater than one year will most likely return value to the investor through an acquisition between a willing buyer and seller, as the company does not need to seek financing from an opportunistic investor or insider in an adverse investment environment. If a particular company needs capital in the near term, management considers a range of factors in its fair value analysis, including our ability to recover our investment through surviving liquidation preferences. Management's valuation methodologies also include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, and overall equity market conditions. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of our investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

The determination of fair values of investments requires the application of significant judgment. It is possible that the factors evaluated by management and fair values will change in subsequent periods, especially with respect to our privately held equity securities in technology companies, resulting in material impairment charges in future periods.

Other-than-temporary Impairments

Management performs an ongoing review of all investments in the portfolio to determine if there are any declines in fair value that are other-than-temporary.

Since our listed equity securities are classified as trading securities, impairment adjustments are not required as any change in the market value of these securities between reporting periods is included in earnings.

In relation to our equity securities that do not have a readily determinable fair value and are classified as available-for-sale, factors considered in impairment reviews include: (i) the length of time and extent to which estimated fair values have been below cost and the reasons for the decline, (ii) the investee's recent financial performance and condition, earnings trends and future prospects, (iii) the market condition of either the investee's geographic area or industry as a whole, and (iv) concerns regarding the investee's ability to continue as a going concern (such as the inability to obtain additional financing). If the evidence supports that a decline in fair value is other-than-temporary, then the investment is reduced to its estimated fair value, which becomes its new cost basis, and a realized loss is reflected in earnings.

We determine that a fixed maturity security is impaired when it is probable that we will not be able to collect amounts due (principal and interest) according to the security's contractual terms. We make this determination by considering all available facts and circumstances, including our intent and ability to continue to hold the investment to maturity. The factors we consider include: (i) the length of time and extent to which the market values have been below amortized cost and the reasons for the decline, (ii) the issuer's recent financial performance and condition, earnings trends and future prospects in the near to mid-term, (iii) changes in the issuer's debt rating and/or regulatory actions or other events that may effect the issuer's operations, (iv) the market condition of either the issuer's geographic area or industry as a whole, and (v) factors that raise doubt about the issuer's ability to continue as a going concern. If the evidence supports that a decline in fair value is other-than-temporary, then the fixed maturity security is written down to its quoted market value, if such a value is available. If a readily determinable fair value does not exist, then the fixed maturity security is written down to management's estimate of its fair value, which is based on the valuation methodologies described above. Write-downs are recorded as realized losses and included in earnings.

The evaluations for other-than-temporary impairments require the application of significant judgment. It is possible that the impairment factors evaluated by management and fair values will change in subsequent periods, especially with respect to privately held equity securities in technology companies, resulting in material impairment charges in future periods.

Life Insurance Policy Liabilities

We account for life insurance policy liabilities in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." We account for life insurance policy liabilities for deferred annuities as investment-type insurance products and we record these liabilities at accumulated value (premiums received, plus accrued interest to the balance sheet date, less withdrawals and assessed fees).

Contingent Liabilities

As discussed in Note 12 to the Consolidated Financial Statements, we are involved in various matters that may or may not result in a loss to the Group. We account for contingent liabilities in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." As such, in situations where we believe that a loss is probable and where we can reasonably estimate the amount of the loss, we will recognize that estimated loss in our financial statements. Because of the uncertainties that exist, we cannot predict the outcome of the pending matters with certainty. Actual results may differ from our estimates, and the ultimate outcome of these matters could have a significant impact on our results of operations and financial position.

Consolidation, Deconsolidation and Reporting of Discontinued Operations

Our consolidated financial statements include the accounts of the Company, its subsidiaries (with the exception of LPLA which was deconsolidated during 2002, and BCM and LPA which were deconsolidated during the first half of 2003, as discussed below), the Employee Share Option Trust and the Agent Loyalty Opportunity Trust (collectively, the "Group"). Significant subsidiaries included in the continuing operations of the Group and discussed in this Report include London Pacific Assurance Limited and Berkeley International Capital Corporation. All intercompany transactions and balances are eliminated in consolidation except for intercompany transactions between continuing and discontinued operations principally related to investment management fees from LPLA (the discontinued operations) to the continuing operations in 2002. Our consolidated balance sheet is presented in an unclassified format as the majority of the Group's assets relate to its continuing life insurance and annuities business.

In accordance with Statement of Financial Accounting Standard No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," if a long-lived asset or "component of an entity" (a reportable segment, an operating segment, a reporting unit, a subsidiary or an asset group) is disposed of by sale or by abandonment, then the results of operations of that component of an entity shall be reported in discontinued operations if both of the following conditions are met: (i) the operations and cash flows of the component have been eliminated from the ongoing operations of the entity, and (ii) the entity will not have any significant continuing involvement in the operations of the component.

During the third quarter of 2002, our U.S. life insurance company, LPLA, was placed under regulatory control and rehabilitation by the North Carolina insurance regulators. As we no longer exercise control over LPLA, we deconsolidated LPLA and recorded a charge to earnings in the third quarter of 2002 of approximately $38.5 million for losses resulting from the disposition of LPLA. We will not regain control or receive any benefit from LPLA in the future. As such, in accordance with SFAS 144, the results of operations of LPLA (pre-habilitation) and the impairment losses discussed above have been reported in discontinued operations for 2002.

Due to the sale of both BCM and LPA during the second quarter of 2003, we report the results of operations in the statement of operations under discontinued operations for the prior periods. We do not expect to receive any material amounts of income, including earnouts related to the sale of LPA, from our asset management or financial advisory services segments in the foreseeable future.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 2 to the Consolidated Financial Statements for a summary of recently issued accounting pronouncements.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents increased during 2004 by $5.1 million from $14.4 million as of December 31, 2003 to $19.5 million as of December 31, 2004. This increase in cash and cash equivalents resulted from $9.8 million and $5.1 million of cash provided by operating activities and investing activities, respectively, partially offset by $9.8 million of cash used in financing activities. Cash provided by operating activities primarily resulted from the sale of trading securities. Cash provided by investing activities primarily related to the maturity of corporate bonds held by LPAL. Cash used in financing activities related to insurance policyholder benefits paid by LPAL. As of December 31, 2004, our cash and cash equivalents, excluding the amount held by LPAL, amounted to $9.8 million, a decrease of $0.7 million from December 31, 2003. Excluding LPAL's investments, we also held $0.1 million of listed equity securities which could be sold within a short period of time as of December 31, 2004, compared to $3.4 million as of December 31, 2003 and $7.7 million as of December 31, 2002.

Shareholders' equity decreased during 2004 by $12.0 million from $34.9 million at December 31, 2003 to $22.9 million as of December 31, 2004, primarily due to the net loss for the period of $12.1 million. As of December 31, 2004 and 2003, $63.6 million of our Ordinary Shares, at cost, held by the employee benefit trusts have been netted against shareholders' equity.

As discussed above in "Results of Operations by Business Segment – Life Insurance and Annuities," LPAL discontinued issuing new policies in July 2002. During 2004, LPAL continued to service its existing policyholders. During this period, policy surrenders totaled $0.5 million and policy maturities totaled $9.3 million. Policyholder liabilities were $21.2 million as of December 31, 2004, compared to $28.1 million as of December 31, 2003. We do not expect significant surrender activity during 2005; however, approximately $6.3 million of policyholder liabilities are scheduled to mature during this period. LPAL has sufficient liquid resources to fund these maturities. As of December 31, 2004, LPAL had cash of $9.7 million, accrued interest receivable of $0.7 million and corporate bonds of $21.4 million.

In prior periods, LPAL held listed equity securities at levels such that fluctuations in the market value of these listed equity securities could have had a significant impact on LPAL's statutory capital level. As of December 31, 2003, LPAL held $13.5 million of listed equity securities. Following the sale of LPAL's remaining Packeteer, Inc. common stock holding during 2004, and the sale of LPAL's remaining $0.5 million of listed equity holdings in January 2005, fluctuations in the market value of LPAL's listed equity securities will no longer have an impact on LPAL's required statutory capital level.

As of December 31, 2004, we had no bank borrowings, guarantee obligations, material commitments outstanding for capital expenditures or additional funding for private equity portfolio companies.

As of December 31, 2004, we had $9.8 million of cash and cash equivalents, excluding cash held by our life insurance and annuities segment. We believe that this cash balance is sufficient to fund our operations (venture capital and consulting and corporate activities) over at least the next 12 months.

In order to reduce operating costs and to conserve cash, and in light of the decrease in the size and complexity of our continuing operations, we reduced our staff in the Jersey, Channel Islands office by four in January 2005. Due to employee severance costs, the impact of the staff cost reductions will not be fully realized on an annual basis until 2006. In addition, we have implemented or are in the process of implementing other cost reductions. We project the total cost savings from all of our actions will be approximately $1.0 million in 2006.

CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table aggregates our expected contractual obligations and commitments subsequent to December 31, 2004.

Contractual obligations [1]	2005	2006 - 2007	2008 - 2009	Beyond 2009	Total
			(In thousands)		
Deferred annuity policy maturities	$ 6,354	$15,754	$ 141	$ -	$22,249
Capital lease commitments [2]	7	-	-	-	7
Operating lease commitments [3]	212	257	257	64	790
Total contractual cash obligations	$ 6,573	$16,011	$ 398	$ 64	$23,046

[1] Does not include other commitments for the purchase of goods and services which in the aggregate are immaterial.

[2] Includes amounts classified as interest.

[3] Includes commitments related to our Jersey office lease which expires in September 2010. We are currently evaluating sublease options as well as alternative office space in Jersey for which no commitment has been entered into as of the date of filing of this Report.

20

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of our businesses exposes us to market risk. Market risk is the risk of loss that may occur when changes in interest rates and public equity prices adversely affect the value of invested assets.

Interest Rate Risk

LPAL is subject to risk from interest rate fluctuations when payments due to policyholders are not matched in respect of amount and duration with income from investments. LPAL attempts to minimize this risk by ensuring that payments and income are matched as closely as possible while also maximizing investment returns. LPAL has not used derivative financial instruments as part of its investment strategy.

For LPAL's business, the amount of policyholder liabilities is unaffected by changes in interest rates. Given the existing policy and bond maturity profiles, and that bonds will generally be held to maturity and early policy redemptions are protected by a market value adjustment and surrender penalty, the bonds and policies carry minimal interest rate risk. Interest income earned on excess cash is expected to yield less than $0.3 million during the next 12 months. Movements in market interest rates will not have any material impact on our consolidated results.

Equity Price Risk

We are exposed to equity price risk on our holdings of listed equity securities. Changes in the level or volatility of equity prices affect the value of our listed equity securities. These changes in turn directly affect our consolidated net income because our holdings of listed equity securities are marked to market, with changes in their market value recognized in the statement of operations for the period in which the changes occur. These listed equity securities represent investments that were originally made as private equity investments in high technology companies that subsequently completed an initial public offering. The performance of these listed equity securities can be highly volatile; however, we monitor them and seek to sell them over a period of time.

Prior to September 30, 2004, we held levels of listed equity securities which exposed us to significant equity price risk and resulting volatility in our reported earnings. Subsequent to the sale of our remaining holding in Packeteer, Inc. common stock on September 30, 2004, the market value of our listed equity trading portfolio was only $0.6 million as of December 31, 2004. During January 2005, we sold all but $0.1 million of the listed equity securities held as of December 31, 2004. At this level, there is a greatly reduced equity price risk and fluctuations in the market value of our remaining listed equity securities should not have a material impact on our earnings in future periods.

As of December 31, 2004, we held $0.8 million in private corporate equity securities of technology companies for which liquid markets do not exist. Private equity prices do not fluctuate directly with public equity markets, but significant market movements may trigger a review for other-than-temporary adjustment of the carrying values of our private equity securities. The risks inherent in these private equity investments relate primarily to the viability of the investee companies. We try to mitigate these risks in various ways, including performing extensive due diligence prior to making an investment, and regularly reviewing the progress of the investee companies.

For additional information relating to our financial risk profile, see Note 13 to the Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31,	
	2004	2003
ASSETS		
Investments (principally of life insurance subsidiary):		
Fixed maturities:		
Available-for-sale, at fair value (amortized cost: $21,341 and $25,403 as of December 31, 2004 and 2003, respectively)	$ 21,377	$ 25,393
Equity securities:		
Trading, at fair value (cost: $586 and $4,544 as of December 31, 2004 and 2003, respectively)	552	16,882
Available-for-sale, at estimated fair value (cost: $850 and $4,262 as of December 31, 2004 and 2003, respectively)	850	4,262
Total investments	22,779[1]	46,537
Cash and cash equivalents	19,495[1]	14,408
Cash held in escrow	1,005	999
Accrued investment income	737	926
Property and equipment, net	70	117
Other assets	621	526
Total assets	**$ 44,707**	**$ 63,513**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Life insurance policy liabilities	$ 21,229	$ 28,054
Accounts payable and accruals	585	562
Total liabilities	**21,814**	**28,616**
Commitments and contingencies (See Note 12)		
Shareholders' equity:		
Ordinary shares, $0.05 par value per share: 86,400,000 shares authorized; 64,439,073 shares issued and outstanding as of December 31, 2004 and 2003	3,222	3,222
Additional paid-in capital	68,615	68,615
Retained earnings	14,929	27,070
Employee benefit trusts, at cost (13,684,881 shares as of December 31, 2004 and 2003)	(63,571)	(63,571)
Accumulated other comprehensive loss	(302)	(439)
Total shareholders' equity	**22,893**	**34,897**
Total liabilities and shareholders' equity	**$ 44,707**	**$ 63,513**

Arthur I. Trueger   Trenchard
Executive Chairman   Director
March 23, 2005

[1] Includes $22,687 of investments and $9,658 of cash and cash equivalents in the Company's insurance subsidiary (London Pacific Assurance Limited ("LPAL")) which are not currently available to fund the operations or commitments of the Company or its other subsidiaries.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share and ADS amounts)

	Years Ended December 31,		
	2004	2003	2002 [1]
Continuing operations:			
Revenues:			
Investment income	$ 1,397	$ 1,887	$ 6,590
Insurance policy charges	4	6	1,155
Consulting and other fee income	513	-	2,908 [2]
Net realized investment gains (losses)	4,700	(15,312)	(21,507)
Change in net unrealized investment gains and losses on trading securities	(12,373)	22,617	(22,483)
	(5,759)	9,198	(33,337)
Expenses:			
Amounts credited on insurance policyholder accounts	1,358	1,922	6,031
Amortization of deferred policy acquisition costs	-	-	2,952
Operating expenses	4,629	5,553	10,804
Goodwill amortization and write-offs	-	-	389
Interest expense	105	676	965
	6,092	8,151	21,141
Income (loss) from continuing operations before income taxes	(11,851)	1,047	(54,478)
Income tax expense (benefit)	290	(42)	1,291
Income (loss) from continuing operations	(12,141)	1,089	(55,769)
Discontinued operations:			
Loss from discontinued operations, net of income tax expense (benefit) of $0, $2 and $(4,943), respectively	-	(1,758)	(111,203)
Income (loss) on disposal of discontinued operations, net of income tax expense of $0, $36 and $0, respectively	-	11,685	(38,532)
Income (loss) on discontinued operations	-	9,927	(149,735)
Net income (loss)	$ (12,141)	$ 11,016	$(205,504)

[1] Reclassifications have been made related to discontinued operations – see Note 3.

[2] Amount represents revenues earned from an entity included in discontinued operations.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(In thousands, except per share and ADS amounts)

	Years Ended December 31,		
	2004	2003	2002[1]
Basic earnings (loss) per share and ADS:			
Basic earnings (loss) per share:			
Continuing operations	$ (0.24)	$ 0.02	$ (1.10)
Discontinued operations..	-	0.20	(2.95)
	$ (0.24)	$ 0.22	$ (4.05)
Basic earnings (loss) per ADS:			
Continuing operations	$ (2.39)	$ 0.21	$(10.99)
Discontinued operations..	-	1.96	(29.50)
	$ (2.39)	$ 2.17	$(40.49)
Diluted earnings (loss) per share and ADS:			
Diluted earnings (loss) per share:			
Continuing operations	$ (0.24)	$ 0.02	$ (1.10)
Discontinued operations..	-	0.20	(2.95)
	$ (0.24)	$ 0.22	$ (4.05)
Diluted earnings (loss) per ADS:			
Continuing operations	$ (2.39)	$ 0.21	$(10.99)
Discontinued operations..	-	1.94	(29.50)
	$ (2.39)	$ 2.15	$(40.49)

[1] Reclassifications have been made related to discontinued operations – see Note 3.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2004	2003	2002 [1]
Cash flows from continuing operating activities:			
Net income (loss)	$ (12,141)	$ 1,089	$ (55,769)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	53	79	460
Amortization of deferred policy acquisition costs	-	-	2,952
Deferred income tax expense	-	-	2,898
Amounts credited on insurance policyholder accounts	1,358	1,922	6,031
Net realized investment losses (gains)	(4,700)	15,312	21,507
Change in net unrealized investment gains and losses on trading securities	12,373	(22,617)	22,483
Net amortization of investment premiums and discounts	572	313	289
Net changes in operating assets and liabilities:			
Trading equity securities	12,009	11,879	32,623
Accrued investment income	189	(26)	2,314
Deferred policy acquisition costs	-	-	(250)
Other assets	(112)	733	391
Life insurance policy liabilities	(4)	(6)	4
Accounts payable, accruals and other liabilities	174	(804)	(3,196)
Income taxes payable	17	(26)	(3,034)
Other operating cash flows	(6)	223	(471)
Net cash provided by continuing operations	9,782	8,071	29,232
Write-off of doubtful receivables from discontinued operations	-	-	(15,614)
Capital paid in to discontinued operations	-	(523)	(3,050)
Amounts due to discontinued operations	-	-	(2,793)
Net cash used in discontinued operations	-	(523)	(21,457)
Net cash provided by operating activities	9,782	7,548	7,775
Cash flows from investing activities:			
Payment of guarantee obligations	-	(10,836)	-
Purchases of held-to-maturity fixed maturity securities	-	-	(2,828)
Purchases of available-for-sale fixed maturity securities	-	(17,096)	(7,447)
Purchases of available-for-sale equity securities	(15)	-	-
Proceeds from sale and maturity of available-for-sale fixed maturity securities	5,060	24,595	96,884
Proceeds from sale of available-for-sale equity securities	75	9	-
Proceeds from disposal of discontinued operations	-	16,148	-
Capital expenditures	(5)	(4)	(16)
Net cash provided by investing activities	5,115	12,816	86,593

[1] Reclassifications have been made related to discontinued operations – see Note 3.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Years Ended December 31,		
	2004	2003	2002 [1]
Cash flows from financing activities:			
Insurance policyholder contract deposits	-	-	6,827
Insurance policyholder benefits paid	(9,824)	(12,330)	(117,063)
Proceeds from disposal of shares by the employee benefit trusts	-	-	43
Dividends paid	-	-	(2,032)
Proceeds from issuance of notes payable	-	-	2,440
Repayments of notes payable	-	(9,314)	(30,000)
Net cash used in financing activities	(9,824)	(21,644)	(139,785)
Net increase (decrease) in cash and cash equivalents	5,073	(1,280)	(45,417)
Cash and cash equivalents at beginning of year [2]	14,408	15,308	60,571
Foreign currency translation adjustment	14	380	154
Cash and cash equivalents at end of year [2], [3]	$ 19,495	$ 14,408	$ 15,308

Supplemental disclosure of cash flow information: [2]

Cash paid (received) during the year for:

Interest	$ 105	$ 501	$ 956
Income taxes (net of amounts recovered)	$ 274	$ (51)	$ 1,408

Supplemental disclosure of non-cash investing activities:

Exchange of available-for-sale equity securities for trading equity securities	$ 98	$ 3	$ 22

[1] Reclassifications have been made related to discontinued operations – see Note 3.

[2] Amounts reflect continuing operations only. Does not include $1,005 of cash held in escrow as of December 31, 2004.

[3] The amount for December 31, 2004 includes $9,658 in the Company's insurance subsidiary (LPAL) which is not currently available to fund the operations or commitments of the Company or its other subsidiaries.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except per share and ADS amounts)

	Ordinary Shares		Additional Paid-in Capital	Retained Earnings	Employee Benefit Trusts	Accumulated Other Compre-hensive Loss	Total Shareholders' Equity
	Number	Amount					
Balance as of January 1, 2002	64,439	$ 3,222	$ 68,346	$ 223,590	$ (63,599)	$ (9,906)	$ 221,653
Net loss	-	-	-	(205,504)	-	-	(205,504)
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	7,853	7,853
Foreign currency translation adjustment	-	-	-	-	-	(560)	(560)
Exercise of employee share options, including income tax effect	-	-	3	-	28	-	31
Warrants issued to bank	-	-	30	-	-	-	30
Net realized gains on disposal of shares held by the employee benefit trusts	-	-	15	-	-	-	15
Cash dividends ($0.04 net per share and $0.40 per ADS)	-	-	-	(2,032)	-	-	(2,032)
Balance as of December 31, 2002	64,439	$ 3,222	$ 68,394	$ 16,054	$ (63,571)	$ (2,613)	$ 21,486
Net income	-	$ -	$ -	$ 11,016	$ -	$ -	$ 11,016
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	1,886	1,886
Foreign currency translation adjustment	-	-	-	-	-	288	288
Warrants issued to bank	-	-	221	-	-	-	221
Balance as of December 31, 2003	64,439	$ 3,222	$ 68,615	$ 27,070	$ (63,571)	$ (439)	$ 34,897
Net loss	-	$ -	$ -	$ (12,141)	$ -	$ -	$ (12,141)
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	46	46
Foreign currency translation adjustment	-	-	-	-	-	91	91
Balance as of December 31, 2004	64,439	$ 3,222	$ 68,615	$ 14,929	$ (63,571)	$ (302)	$ 22,893

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2004	2003	2002
Net income (loss)	$ (12,141)	$ 11,016	$(205,504)
Other comprehensive income, net of deferred income taxes:			
Foreign currency translation adjustments, net of income taxes of $0	91	288	(560)
Change in net unrealized gains and losses related to continuing operations:			
Unrealized holding gains and losses on available-for-sale securities	64	54	(1,116)
Reclassification adjustment for gains and losses included in net income (loss)	(18)	1,832	366
Deferred policy acquisition cost amortization adjustments	-	-	(551)
Change in net unrealized gains and losses related to discontinued operations:			
Change in net unrealized gains and losses on available-for-sale securities	-	-	5,744
Deferred policy acquisition cost amortization adjustments	-	-	(8,044)
Deferred income taxes	-	-	805
Reclassification adjustment for losses of discontinued operations included in net income (loss)	-	-	10,649
Other comprehensive income	137	2,174	7,293
Comprehensive income (loss)	$ (12,004)	$ 13,190	$(198,211)

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Material Events

The Ordinary Shares of Berkeley Technology Limited (the "Company" and together with its subsidiaries, the "Group") are traded on the London Stock Exchange and on the Over-the-Counter ("OTC") Bulletin Board in the U.S. in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"). During the second quarter of 2002, the Company completed a one-for-ten reverse split of its ADSs. Each ADS represents ten Ordinary Shares.

On March 7, 2003, the Group entered into a definitive agreement to sell substantially all of the assets and operations of Berkeley Capital Management ("BCM"), its U.S. based asset management subsidiary, to a company majority-owned by funds under the management of Putnam Lovell NBF Private Equity. Consequently, the Company deconsolidated BCM as of March 31, 2003 and BCM's results of operations have been reported separately in the statement of operations under discontinued operations since the first quarter of 2003. On May 7, 2003, the Group completed the sale and the Group received all proceeds under the sale agreement as of the end of 2003.

On May 9, 2003, the Group entered into a definitive agreement to sell all of the outstanding stock of London Pacific Advisory Services, Inc., London Pacific Securities, Inc. and LPA Insurance Agency, Inc. together with the associated assets of the advisory business held within London Pacific Technologies, Inc. and LP Advisors, Inc. (collectively, "LPA" or the "LPA business") to a wholly-owned subsidiary of SunGard Data Systems Inc. ("SunGard"). On June 5, 2003, the Group completed the sale. Consequently, LPA's results of operations have been reported separately in the statement of operations under discontinued operations since the second quarter of 2003. SunGard paid $1.0 million of the initial purchase consideration into an escrow account as a holdback to cover any of the Group's indemnity obligations arising within the 18 month period following the close of the transaction. Under the sale and purchase agreement, the Group is entitled to receive an earnout payment of up to $8.0 million in cash that will be equal in amount to one-half of the cumulative operating profits from the LPA business in the three year period immediately following the close of the transaction. This earnout amount, if any, would be payable within approximately 60 days following the third anniversary of the transaction closing. There is no guarantee that the Group will receive any portion of the $8.0 million earnout payment.

On March 8, 2005, the Company was made aware of a complaint filed by SunGard with the U.S. District Court in Philadelphia naming the Company and certain of its subsidiaries as parties. The complaint alleges that SunGard sustained losses equal to at least $7.2 million and seeks indemnification from the Company resulting from, among other things, alleged breaches of representations and warranties contained in the sale and purchase agreement. After consultation with its legal advisors, the Group's management believes that this claim is without merit, and the Group will defend the matter vigorously. No provision for this contingent liability has been included in the Group's financial statements as of December 31, 2004.

For information on the operating results for BCM and LPA during 2003, see Note 3 "Discontinued Operations" below.

Subsequent to the sale of the Group's asset management and financial advisory services businesses, the Group now focuses on rebuilding its venture capital and consulting business.

29

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared by the Company in conformity with United States generally accepted accounting principles ("U.S. GAAP"). These consolidated financial statements include the accounts of the Company, its subsidiaries (with the exception of BCM and LPA as discussed above in Note 1 "Material Events"), the Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT"). Significant subsidiaries included in the continuing operations of the Group and discussed in this document include London Pacific Assurance Limited and Berkeley International Capital Corporation. All intercompany transactions and balances have been eliminated in consolidation except for intercompany transactions between continuing and discontinued operations which are disclosed in Note 3 and Note 18 below.

During the second quarter of 2002, the Company completed a one-for-ten reverse split of its ADSs. On June 24, 2002, every ten of the Company's ADSs issued and outstanding were converted and reclassified into one post-split ADS. Consequently, effective from the opening of business on June 24, 2002, each ADS is equal to ten Ordinary Shares. All earnings (loss) per ADS amounts disclosed in these financial statements have been restated to reflect this split.

The consolidated balance sheet is presented in an unclassified format as the majority of the Group's assets relate to its continuing life insurance and annuities business. The Group's other business is venture capital and consulting.

The Company is incorporated under the laws of Jersey, Channel Islands. Its Ordinary Shares are traded on the London Stock Exchange and in the U.S. on the OTC Bulletin Board in the form of ADSs, which are evidenced by ADRs. Pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"), the Company is considered a U.S. domestic registrant and must file financial statements prepared under U.S. GAAP.

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investments

The Group's investments consist of fixed maturity and equity securities. Fixed maturity securities are classified as either available-for-sale or held-to-maturity, and equity securities are classified as either trading or available-for-sale. The investments are accounted for as follows:

i) available-for-sale securities are recorded at fair value, with changes in unrealized gains and losses excluded from net income, but reported net of applicable income taxes and adjustments to deferred policy acquisition cost amortization as a separate component of accumulated other comprehensive income;

ii) held-to-maturity securities are recorded at amortized cost unless these securities become other-than-temporarily impaired; and

iii) trading securities are recorded at fair value with changes in unrealized gains and losses included in net income.

When a quoted market price is available for a security, the Group uses this price in the determination of fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on appropriate valuation methodologies. Management's valuation methodologies include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, overall equity market conditions, and the level of financing already secured and available. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of the Group's investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

Amortization of premiums and accretion of discounts on fixed maturity securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on securities are included in net income using the specific identification method. Any other-than-temporary declines in the fair value of available-for-sale or held-to-maturity securities, below the cost or amortized cost basis, are recognized as realized losses in the consolidated statements of operations. The cost basis of such securities is adjusted to reflect the write-down recorded.

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of producing life insurance and annuity business: principally commissions and certain marketing expenses which vary with, and are primarily related to, the acquisition of new business. Policy acquisition costs are deferred and amortized over the estimated lives of the policies in relation to their estimated future gross profits. Amortization is adjusted in the current year when estimates of total profits to be realized from a group of products are revised.

Deferred policy acquisition costs are adjusted for the change in amortization that would have been recorded if fixed maturity securities classified as available-for-sale had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The impact of this adjustment is included in accumulated other comprehensive income within shareholders' equity.

From July 2, 2002, the Company's life insurance subsidiary, LPAL, discontinued writing new policies. As of September 30, 2002, all deferred policy acquisition costs were written off.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis at rates sufficient to write-off such assets over their estimated useful lives on the following basis:

Furniture and equipment	- five years
Computer equipment, including software	- three to five years
Leasehold improvements	- life of lease

Assets held under capital leases are included in property, equipment and leasehold improvements and are depreciated over their estimated useful lives. The future obligations under these leases are included in accounts payable and accruals. Interest paid on capital leases is charged to the statement of operations over the periods of the leases.

Goodwill

Goodwill is recorded at acquisition of subsidiaries. Goodwill at acquisition arises where the consideration given exceeds the fair value attributed to the separable net assets. All goodwill on acquisitions was capitalized until January 1, 2002, and amortized on a straight-line basis over its estimated useful economic life, generally 25 years. Beginning January 1, 2002, goodwill is no longer amortized, but is regularly evaluated for impairment and any impairment losses are recognized in the consolidated statement of operations. All unamortized goodwill in the continuing operations was written-off as of the end of 2002.

Life Insurance Policy Liabilities, Revenues and Expenses

Life insurance policy liabilities, premium revenues and related expenses are accounted for in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," as follows:

i) Life insurance policy liabilities for deferred annuities are accounted for as investment-type insurance products and are recorded at accumulated value (premiums received, plus accrued interest to the balance sheet date, less withdrawals and assessed fees).

ii) Revenues for investment-type insurance products consist of charges assessed against policy account values for surrenders.

iii) Benefits for investment-type insurance products are charged to expense when incurred and reflect the claim amounts in excess of the policy account balance. Expenses for investment-type products include the interest credited to the policy account balance.

Revenue Recognition

Interest income is accounted for on an accrual basis. Dividends are accounted for when declared.

Listed equity securities received as a result of an acquisition of one of the Group's investee companies by a publicly traded company that are held in escrow by an escrow agent, are recognized in the financial statements when the transaction is completed. Reductions are made to the number of shares of listed equity securities held in escrow that are carried in the financial statements as claims are made by the acquiring company against the escrow, or if evidence exists that a claim is probable.

Fees relating to venture capital activities are recognized in income when the investment transaction is completed. Fees for consulting services are recognized in income on an accrual basis, based upon when services are performed.

Stock Based Compensation

The Company accounts for stock based compensation issued to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations which recognizes compensation expense based upon the intrinsic value of the stock options as of the date of grant. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," which encourages, but does not require, companies to recognize compensation expense for grants of stock options based on their fair value. The Company has elected, as permitted by SFAS 123, to adopt the disclosure requirement of SFAS 123 and to continue to account for stock based compensation under APB 25.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Had compensation expense for the Company's ESOT activity been determined based upon the fair value method in accordance with SFAS 123, the Company's consolidated net income (loss) and earnings (loss) per share and ADS would have been decreased or increased to the pro forma amounts as reflected below:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except per share and ADS amounts)		
Net income (loss) as reported	$ (12,141)	$ 11,016	$(205,504)
Add: Stock based employee compensation expense included in reported income (loss), net of related tax effects	-	-	-
Deduct: Total stock based employee compensation expense determined under fair value based methods for all awards, net of related tax effects..	(190)	(145)	(796)
Pro forma net income (loss)	$ (12,331)	$ 10,871	$(206,300)
Basic earnings (loss) per share:			
As reported	(0.24)	0.22	(4.05)
Pro forma	(0.24)	0.21	(4.06)
Basic earnings (loss) per ADS:			
As reported	(2.39)	2.17	(40.49)
Pro forma	(2.43)	2.14	(40.65)
Diluted earnings (loss) per share:			
As reported	(0.24)	0.22	(4.05)
Pro forma	(0.24)	0.21	(4.06)
Diluted earnings (loss) per ADS:			
As reported	(2.39)	2.15	(40.49)
Pro forma	(2.43)	2.12	(40.65)
Weighted-average fair value of options granted at market price during year	-	-	0.23
Weighted-average fair value of options granted at less than market price during year	-	-	-

The pro forma disclosures shown above were calculated for all options granted after December 31, 1994 using a Black-Scholes option pricing model with the following assumptions:

	2004 [1]	2003 [1]	2002
Expected dividend yield [2]	-	-	-
Expected stock price volatility	-	-	125%
Risk-free interest rate	-	-	3.95%
Weighted-average expected life (in years)	-	-	5

[1] No grants were made in 2003 and 2004.

[2] Future dividends were not assumed, as dividends have not been paid since 2001.

Income Taxes

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Group recognizes taxes payable or refundable for the current year, and deferred tax assets and liabilities due to temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes.

The Group provides a valuation allowance for deferred income tax assets if it is more likely than not that some portion of the deferred income tax asset will not be realized. The Group includes in income any increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realization of the related deferred income tax asset.

The Group includes in additional paid-in capital the tax benefit on share options exercised during the period to the extent that such exercises result in a permanent difference between financial statement and tax basis compensation expense.

Earnings Per Share and ADS

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." This statement requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income or loss by the weighted-average number of Ordinary Shares outstanding during the applicable period, excluding shares held by the ESOT and the ALOT which are regarded as treasury stock for the purposes of this calculation. The Company has issued employee share options, which are considered potential common stock under SFAS 128. The Company has also issued Ordinary Share warrants to the Bank of Scotland in connection with the Company's bank facility (now terminated), which are also considered potential common stock under SFAS 128. Diluted earnings per share is calculated by dividing net income by the weighted-average number of Ordinary Shares outstanding during the applicable period as adjusted for these potentially dilutive options and warrants which are determined based on the "Treasury Stock Method."

Foreign Currencies

The Group uses the £ sterling as the functional currency for LPAL and the U.S. dollar as the functional currency for the Company and all other significant subsidiaries. Foreign exchange gains and losses resulting from the remeasurement of foreign currency assets and liabilities into an entity's functional currency are included in other operating expense in the consolidated statements of operations. For entities using a £ sterling functional currency, assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the prevailing exchange rates at the balance sheet date and income and expense items are translated to U.S. dollars at average exchange rates in effect during the period. The resulting translation adjustment is shown as a separate component of other comprehensive income in shareholders' equity. Foreign currency transaction gains and losses are recorded in the results of operations, and were not material in all periods presented.

Comprehensive Income

Comprehensive income consists of net income; changes in unrealized gains and losses on available-for-sale securities, net of income taxes and deferred policy acquisition cost amortization adjustments; and foreign currency translation gains or losses arising on the translation of the Group's non-U.S. dollar based subsidiaries.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment." SFAS 123R is a revision of SFAS 123 and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005, which is third quarter 2005 for calendar year companies, although early adoption is allowed. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123.

The Company currently utilizes a standard option-pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to its employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. The Company has not yet determined which model it will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.

SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

The Company currently expects to adopt SFAS 123R effective July 1, 2005; however, the Company has not yet determined which of the aforementioned adoption methods it will use.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets." The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of this statement should be applied prospectively, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. The adoption of this accounting pronouncement is not expected to have a material effect on the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these consolidated financial statements as well as the reported amount of revenues and expenses during this reporting period. Actual results could differ from these estimates. Certain estimates such as fair value and actuarial assumptions have a significant impact on the gains and losses recorded on investments and balance of life insurance policy liabilities.

Note 3. Discontinued Operations

(a) London Pacific Life & Annuity Company ("LPLA")

As previously disclosed in the Company's 2002 and 2003 audited consolidated financial statements and notes thereto, included in the Company's Annual Reports, the Company, with the unanimous approval of LPLA's board of directors, ceded control of LPLA to the North Carolina insurance regulators on August 6, 2002. In connection therewith, the Company deconsolidated LPLA and recorded a charge to earnings of $38.5 million during the third quarter of 2002. Although LPLA was placed under regulatory control and rehabilitation (and subsequently in July 2004, a court order was issued approving a plan of liquidation for LPLA and also approving exchange agreements which give policyholders the option of exchanging their existing policies for new policies in another insurance company), the Company will not regain control or receive any benefit from LPLA in the future. As such, in accordance with Statement of Financial Accounting Standard No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long Lived Assets," the results of operations of LPLA (pre-rehabilitation) have been reported in discontinued operations. Under SFAS 144, the results of operations of a discontinued business, and any impairment losses related to a discontinued business, are reported separately in the statement of operations under discontinued operations for the current and prior periods.

A summary of LPLA's pre-tax operating results (pre-rehabilitation) for the year ended December 31, 2002 is shown below.

	Year Ended December 31, 2002 [1]
	(In thousands)
Revenues:	
Investment income before intercompany management fee expense	$ 62,453
Intercompany management fee expense [2]	(3,632)
Other income	4,176
Net realized and change in net unrealized investment gains and losses	(97,618)
Total revenues and net investment losses	(34,621)
Expenses:	
Interest credited on insurance policyholder accounts	56,133
Amortization of deferred policy acquisition costs	17,145
Other expenses	4,593
Total expenses	77,871
Loss before income taxes	$(112,492)

[1] Though the Group did not lose control of LPLA until August 6, 2002, the Group was not able to obtain LPLA's financial results on a U.S. GAAP basis for the period July 1, 2002 up to August 6, 2002. Therefore, the Group's consolidated statement of operations includes LPLA's results only through June 30, 2002. These results are reflected as discontinued operations in the consolidated statement of operations.

[2] Fees in the amount of $2,908,000 for the year ended December 31, 2002 were paid to and included in the revenues of the venture capital and consulting business segment of continuing operations. The remaining fees were paid to the asset management business segment of discontinued operations.

The loss on disposal of discontinued operations, net of tax, was recorded in the third quarter of 2002 and reported in the Group's Form 10-Q as follows:

	(In thousands)
Net unrealized losses on available-for-sale securities, net of deferred policy acquisition cost amortization adjustments and deferred income taxes	$10,649
Impairment on long-lived assets (LPLA's net assets)	12,269
Write-off of doubtful receivables from LPLA	15,614
	38,532
Income tax benefit	-
Net loss on disposal of discontinued operations	$38,532

Previously, LPLA had been included in the Group's life insurance and annuities business segment.

(b) Berkeley Capital Management

As described in Note 1 "Material Events," the Group entered into a definitive agreement to sell substantially all of the assets and operations of BCM on March 7, 2003, and on May 7, 2003 completed the sale. In connection therewith, the Company deconsolidated BCM as of March 31, 2003 in accordance with SFAS 144. The Company does not expect to receive any material amounts of income from its asset management segment in the foreseeable future. The results of operations of BCM for the prior periods and, in addition for 2002, the results of Berkeley International Limited ("BIL") (the remainder of the asset management segment in that period) have been reported in discontinued operations.

A summary of BCM's pre-tax operating results (including the results of the remainder of the asset management segment for the prior periods from BIL) for the years ended December 31, 2003 and 2002 is shown below.

	Years Ended December 31,	
	2003 [2]	2002
	(In thousands)	
Revenues:		
Asset management fees	$1,364	$4,493
Intercompany management fee income [1]	5	763
Total revenues	1,369	5,256
Operating expenses	1,403	4,643
Income (loss) before income taxes	$ (34)	$ 613

[1] Fees were paid from and included in the net revenues of the life insurance and annuities business segment of continuing operations (LPAL) of $5,000 and $39,000 for the years ended December 31, 2003 and 2002, respectively. For the year ended December 31, 2002, these fees also include $724,000 received from LPLA (discontinued operations).

[2] Partial year up to sale completion.

The $7,949,000 gain on sale of discontinued operations, net of tax of $0, was recorded in the second quarter of 2003 and reported in the Group's Form 10-Q for that quarter.

Previously, BCM was included in the Group's asset management business segment.

(c) London Pacific Advisors

As described in Note 1 "Material Events," the Group entered into a definitive agreement to sell the LPA business on May 9, 2003 and on June 5, 2003 completed the sale. In connection therewith, the Company reports the results of operations of LPA for the prior periods as discontinued operations in accordance with SFAS 144.

A summary of LPA's pre-tax operating results for the years ended December 31, 2003 and 2002 is shown below.

	Years Ended December 31,	
	2003 [1]	2002
	(In thousands)	
Revenues:		
Investment income	$ 4	$ 18
Gross financial advisory services fees	5,820	16,184
Payments due to independent advisors	(3,477)	(10,029)
Total net revenues	2,347	6,173
Expenses	4,069	10,440
Loss before income taxes	$(1,722)	$(4,267)

[1] Partial year up to sale completion.

The $3,772,000 gain on sale of discontinued operations, and tax expense on the gain of $36,000, were recorded in the second quarter of 2003 and reported in the Group's Form 10-Q for that quarter.

Previously, LPA was included in the Group's financial advisory services business segment.

Note 4. Investments

Summary Cost and Fair Value Information

Fixed Maturity Securities

An analysis of fixed maturity securities is as follows:

	December 31,							
	2004				2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Available-for-Sale:								
Non-U.S. corporate								
debt securities	$19,117	$ 65	$ (29)	$19,153	$18,354	$ 48	$ (89)	$18,313
Corporate debt securities	2,224	1	(1)	2,224	7,049	33	(2)	7,080
Total fixed maturity securities	$21,341	$ 66	$ (30)	$21,377	$25,403	$ 81	$ (91)	$25,393

As of December 31, 2004, there were no non-income producing fixed maturity securities for the twelve months preceding December 31, 2004.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Contractual Maturities

The amortized cost and estimated fair value of fixed maturity securities as of December 31, 2004 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities as certain issuers have the right to call and certain borrowers have the right to prepay obligations without penalty.

	Available-for-Sale	
	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$11,329	$11,301
Due after one year through five years	10,012	10,076
	$21,341	$21,377

Equity Securities

Equity securities are comprised of available-for-sale and trading securities. An analysis of equity securities is as follows:

	December 31,							
	2004				2003			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Private corporate equity securities	$ 850	$ -	$ -	$ 850	$ 4,262	$ -	$ -	$ 4,262
Total available-for-sale equity securities	850	-	-	850	4,262	-	-	4,262
Trading securities	586	20	(54)	552	4,544	12,546	(208)	16,882
Total equity securities	$ 1,436	$ 20	$ (54)	$ 1,402	$ 8,806	$ 12,546	$ (208)	$ 21,144

Trading securities are carried at fair value with changes in net unrealized gains and losses of $(12,373,000), $22,617,000 and $(22,483,000) included in the income and losses for the years ended December 31, 2004, 2003 and 2002, respectively. During 2002, the loss from the change in net unrealized gains and losses on trading securities included a reclassification adjustment of $8,761,000 related to securities purchased from LPLA at above the Group's original cost.

Investment Concentration and Risk

As of December 31, 2004, the Group's investment portfolio did not include any individual investments which represented more than 10% of shareholders' equity as of that date.

As of December 31, 2004, the Company's Jersey based life insurance subsidiary, LPAL, owned 100% of the Group's $21.4 million in fixed maturity securities, 99% of the Group's $0.9 million in available-for-sale private equity securities, and 84% of the Group's $0.6 million in trading securities. LPAL is a regulated insurance company, and as such it must meet stringent capital adequacy requirements and it may not make any distributions without the consent of LPAL's independent actuary. LPAL'S investments are therefore not currently available to fund the operations or commitments of the Company or its other subsidiaries.

As of December 31, 2003, equity securities held by the Group included an investment in Packeteer, Inc. of $16,336,000 which represented more than 10% of shareholders' equity as of that date. During 2004, the Group sold its investment in Packeteer, Inc.

Fixed maturity securities considered less than investment grade approximated 1.4% and 1.2% of total fixed maturity securities as of December 31, 2004 and 2003, respectively.

Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains on fixed maturity securities classified as available-for-sale as of December 31, 2004 totaled $36,000. There were no related deferred policy acquisition cost adjustments or income taxes. As of December 31, 2003, for continuing operations, the net unrealized losses on fixed maturity securities classified as available-for-sale were $10,000.

There were no net unrealized losses on equity securities classified as available-for-sale as of December 31, 2004 or 2003.

Changes in net unrealized gains and losses on available-for-sale securities included in other comprehensive income for the years ended December 31, 2002, 2003 and 2004 were as follows:

	Net Unrealized Gains (Losses)		
	Fixed Maturity Securities	Equity Securities	Total
	(In thousands)		
Net unrealized losses on available-for-sale securities as of December 31, 2001	$ (8,118)	$ (1,631)	$ (9,749)
Changes during the year ended December 31, 2002 for continuing operations:			
Unrealized holding gains and losses on available-for-sale securities	(116)	(1,000)	(1,116)
Reclassification adjustment for gains and losses included in net loss	(878)	1,244	366
Increase in amortization of deferred policy acquisition costs	(551)	-	551
Changes during the year ended December 31, 2002 for discontinued operations:			
Change in net unrealized gains and losses on available-for-sale securities	16,584	(10,840)	5,744
Increase in amortization of deferred policy acquisition costs	(8,044)	-	(8,044)
Decrease (increase) in deferred income tax liabilities	(2,989)	3,794	805
Reclassification adjustment for losses of discontinued operations included in net loss	3,966	6,683	10,649
Net unrealized losses on available-for-sale securities as of December 31, 2002	(146)	(1,750)	(1,896)
Changes during the year ended December 31, 2003 for continuing operations:			
Unrealized holding gains and losses on available-for-sale securities	54	-	54
Reclassification adjustment for gains and losses included in net income	82	1,750	1,832
Net unrealized losses on available-for-sale securities as of December 31, 2003	(10)	-	(10)
Changes during the year ended December 31, 2004 for continuing operations:			
Unrealized holding gains and losses on available-for-sale securities	64	-	64
Reclassification adjustment for gains and losses included in net loss	(18)	-	(18)
Net unrealized gains on available-for-sale securities as of December 31, 2004	$ 36	$ -	$ 36

Net Investment Income

The details of investment income, net of investment expenses, are as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Interest on fixed maturity securities	$ 1,131	$ 1,611	$ 5,972
Interest on cash and cash equivalents	268	280	629
Gross investment income	1,399	1,891	6,601
Investment expenses	(2)	(4)	(11)
	1,397	1,887	6,590
Amounts credited on insurance policyholder accounts	(1,358)	(1,922)	(6,031)
Net investment income (loss)	$ 39	$ (35)	$ 559

Investment expenses included costs of investment administration, primarily custodial fees.

Realized Gains and Losses

Information about gross and net realized gains and losses on securities transactions is as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Realized gains (losses) on securities transactions:			
Fixed maturities, available-for-sale:			
Gross gains	$ -	$ 43	$ 1,798
Gross losses	-	(286)	(15,611)
Net realized losses on fixed maturities, available-for-sale	-	(243)	(13,813)
Fixed maturities, held-to-maturity:			
Gross losses	-	-	(2,125)
Equity securities, trading:			
Gross gains	8,219	4,874	5,601
Gross losses	(265)	(15,237)	(1,629)
Net realized gains (losses) on equity securities, trading	7,954	(10,363)	3,972
Equity securities, available-for-sale:			
Gross gains	121	9	-
Gross losses	(3,375)	(4,715)	(9,541)
Net realized losses on equity securities, available-for-sale	(3,254)	(4,706)	(9,541)
Net realized investment gains (losses) on securities transactions	$ 4,700	$(15,312)	$(21,507)

43

During 2004, the Group's management determined that one private equity investment in a technology company was other-than-temporarily impaired and consequently recorded a realized loss of $3.4 million in the consolidated statement of operations.

During 2003, the Group's management determined that three private equity investments in technology companies were other-than-temporarily impaired and consequently recorded realized losses totaling $4.7 million in the consolidated statement of operations.

Note 5. Property and Equipment

Property and equipment are carried at cost and consisted of the following:

	December 31,	
	2004	2003
	(In thousands)	
Property, equipment and leasehold improvements	$ 743	$ 1,549
Accumulated depreciation	(673)	(1,432)
Property and equipment, net	$ 70	$ 117

Note 6. Cash Held in Escrow

Cash held in escrow consists of the proceeds from the sale of LPA on June 5, 2003 which were held back to cover any of the Group's indemnity obligations within the 18 month period following the close of the transaction. Funds were due to be released with accrued interest in December 2004, less any amounts related to indemnification matters as set out in the sale and purchase agreement. As discussed above in Note 1 "Material Events," the Company was made aware on March 8, 2005 of SunGard's complaint with respect to alleged losses in an amount equal to at least $7.2 million resulting from, among other things, alleged breaches of representations and warranties contained in the sale and purchase agreement. SunGard is also seeking indemnification from the Company. After consultation with its legal advisors, the Group's management believes that this claim is without merit, and the Group will defend the matter vigorously. Due to this indemnification claim by SunGard, the $1.0 million in cash held in escrow was not released to the Group in December 2004 as scheduled. The Company has not made any reserve against the $1.0 million in escrow.

Note 7. Other Assets

An analysis of other assets is as follows:

	December 31,	
	2004	2003
	(In thousands)	
Prepayments	$ 422	$ 499
Receivables:		
Income tax refund receivable	-	17
Fee income receivable	175	7
Other receivables	24	3
Total other assets	$ 621	$ 526

Note 8. Life Insurance Policy Liabilities

An analysis of life insurance policy liabilities is as follows:

	December 31,	
	2004	2003
	(In thousands)	
Deferred annuities – policyholder contract deposits	$21,091	$27,896
Other policy claims and benefits	138	158
	$21,229	$28,054

The liability for future policy benefits and policyholder contract deposits was determined based on the following assumptions:

Interest Rate Assumptions

Guaranteed reset rates were 3.0% for seven year annuity products issued in 2002. For three and five year annuity products, credited interest rates generally ranged from 3.75% to 7.40% in 2004, 3.30% to 7.40% in 2003, and from 3.30% to 7.40% in 2002.

Mortality Assumptions

Assumed mortality rates were based on standard tables commonly used in the U.K. life insurance industry, namely the AM80 table for male lives and the AF80 table for female lives.

Withdrawal Assumptions

Withdrawal charges on deferred annuities generally ranged from 1% to 7%, grading to zero over a period of up to 7 years.

Note 9. Statutory Financial Information and Restrictions

LPAL is regulated by the Jersey Financial Services Commission ("JFSC") and under Article 6 of the Insurance Business (Jersey) Law 1996 is permitted to conduct long-term insurance business. The JFSC requires LPAL to submit annual audited financial statements (prepared under U.S. GAAP which is permitted), and an audited annual filing in the format consistent with that required by the Financial Services Authority in the United Kingdom. The annual filing submitted by LPAL to the JFSC must be accompanied by a Certificate from the Appointed Actuary that based on sufficiently prudent assumptions, assets are sufficient to cover all liabilities. The annual filing contains a report from the Appointed Actuary on the matching of investments to liabilities.

The JFSC sets out the conditions with which LPAL must comply and determines the reporting requirements and the frequency of reporting. These conditions require that: (i) LPAL must hold, at all times, approved assets at least equal to the long-term insurance fund plus the required minimum solvency margin, (ii) the margin of solvency must be the greater of £50,000 or 2.5% of the value of the long-term business fund, and (iii) assets equal to not less than 90% of liabilities must be placed with approved independent custodians. As of December 31, 2004, LPAL met all of these conditions.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LPAL is also required under the insurance laws to appoint an actuary. The actuary must be qualified as defined under Jersey law and is required to supervise the long-term insurance fund. No transfers, except in satisfaction of long-term insurance business liabilities, including dividends, are permitted from the long-term insurance fund without written consent from the actuary.

Note 10. Income Taxes

The Group is subject to taxation on its income in all countries in which it operates based upon the taxable income arising in each country. However, realized gains on certain investments are exempt from Jersey and Guernsey taxation. This and other tax benefits which may not recur have reduced the tax charge in 2004, 2003 and 2002.

The Group is subject to income tax in Jersey at a rate of 20%. In the United States, the Group is subject to both federal and California taxes charged at rates up to 34% and 8.84%, respectively.

A breakdown of the Group's book income (loss) from continuing operations before income taxes by tax jurisdiction follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Income (loss) from continuing operations before income taxes:			
Jersey, Guernsey and United Kingdom	$ (11,049)	$ 2,570	$ (52,804)
United States	(802)	(1,523)	(1,674)
Total income (loss) from continuing operations before income taxes	$ (11,851)	$ 1,047	$ (54,478)

The provision for income taxes differs from the amount computed by applying the Jersey, Channel Islands statutory income tax rate of 20% to income (loss) from continuing operations before income taxes. The sources and tax effects of the difference are as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Income taxes computed at Jersey statutory income tax rate of 20%............	$ (2,370)	$ 209	$(10,896)
Realized and unrealized investment losses (gains) not subject to taxation in Jersey	1,412	(474)	4,880
Other losses not deductible in Jersey ....:	619	896	2,664
Losses not deductible (income not taxable) in Guernsey	144	(962)	2,970
Taxes on income (benefits on losses) at higher than 20% statutory Jersey rate:			
Net income (loss) on continuing operations in the U.S............................:	(183)	(348)	(382)
Adjustment of prior years' provisions	(308)	(33)	(1,542)
Increase in valuation allowance	941	47,962	23,958
Less: valuation allowance related to discontinued operations	-	(52,238)	(20,768)
Utilization of U.S. capital loss carryforwards for which a full valuation allowance had been provided in prior years	-	4,100	-
Other	35	846	407
Actual tax expense (benefit) for continuing operations	$ 290	$ (42)	$ 1,291

The components of the actual tax expense (benefit) for continuing operations are as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Jersey, Guernsey and United Kingdom:			
Current tax benefit	$ -	$ (33)	$ (671)
Deferred tax expense	-	-	-
United States:			
Current tax expense (benefit) ....:	290	(9)	(903)
Deferred tax expense	-	-	2,865
Total actual tax expense (benefit)..	$ 290	$ (42)	$ 1,291

The components of the actual tax expense (benefit) for discontinued operations are as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
United States:			
Current tax expense (benefit)	$ -	$ 38	$ (8,159)
Deferred tax expense	-	-	3,216
	$ -	$ 38	$ (4,943)

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group recognizes assets and liabilities for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of assets and liabilities are recovered or settled. The deferred income tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary. Deferred income tax assets and liabilities are disclosed net in the consolidated financial statements when they arise within the same tax jurisdiction and tax return.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below. As of both December 31, 2003 and December 31, 2004, full valuation allowances were provided on the net deferred tax assets of both U.S. tax groups due to the uncertainty of generating future taxable income or capital gains to benefit from the deferred tax assets.

	December 31,	
	2004	2003
	(In thousands)	
U.S. subsidiaries (continuing operations):		
Deferred income tax assets:		
Net operating loss carryforwards	$ 9,061	$ 8,082
Capital loss carryforwards	67,283	67,288
Unrealized losses on investments	7	-
Deferred compensation	7	9
Other assets	2	53
Valuation allowance	(76,323)	(75,382)
Deferred income tax assets, net of valuation allowance	37	50
Deferred income tax liabilities:		
Deferred capital gains	(36)	-
Depreciation, amortization and other	(1)	-
Other liabilities	-	(50)
	(37)	(50)
Net deferred income tax assets – U.S. subsidiaries (continuing operations)	$ -	$ -

As of December 31, 2004, the U.S. subsidiaries of continuing operations had pre-tax federal net operating loss carryforwards of approximately $22.8 million expiring as follows: approximately $1.3 million in 2011, and approximately $21.5 million from 2020 to 2024. These subsidiaries have California net operating loss carryforwards of approximately $14.8 million expiring from 2012 to 2014. In addition, these subsidiaries have federal capital loss carryforwards of $157.3 million ($156.0 million for California purposes) that expire in 2007. The Group has recorded a full valuation allowance for the deferred tax assets arising from these carryforward amounts as of December 31, 2004.

In October 2003, the California Franchise Tax Board ("FTB") notified the Group of proposed income tax assessments totaling $2.3 million plus interest related to the Group's 1998 and 1999 tax returns. In December 2003, the Group filed a protest letter with the FTB. On September 29, 2004, new legislation was passed which

provides that a taxpayer may elect to determine its deduction for dividends received from an insurance company subsidiary for taxable years ending on or after December 1, 1997 and commencing before January 1, 2004, in an amount equal to 80 percent of the qualified dividends received. In November 2004, the Group filed amended tax returns for 1998 and 1999 in which it made an election to take an 80% dividends received deduction on qualified dividends received from its life insurance subsidiary. The Group paid additional California taxes of $283,000 plus interest of $105,000. In January 2005, the FTB acknowledged receipt of the amended tax returns and the additional taxes and interest paid, and informed the Group that based on the FTB's calculations, the Group is due a refund of approximately $4,000.

Note 11. Shareholders' Equity

The Company has authorized 86,400,000 Ordinary Shares with a par value of $0.05 per share. As of December 31, 2004 and 2003, there were 64,439,073 Ordinary Shares issued and outstanding.

No dividends were declared and paid in 2003 or 2004. A final dividend for 2001 was declared and paid during 2002 of $0.05 gross per Ordinary Share ($0.04 net of 20% Jersey tax) and $0.40 per ADS (net of 20% Jersey tax), or $2,032,000, in total.

Accumulated other comprehensive income (loss) consists of two components, foreign currency translation adjustments and net unrealized gains and losses on available-for-sale securities. Accumulated foreign currency translation adjustments were $(338,000), $(429,000) and $(717,000) as of December 31, 2004, 2003 and 2002, respectively. The net unrealized gains (losses) on available-for-sale securities after deferred policy acquisition cost amortization adjustments and income taxes were $36,000, $(10,000) and $(1,896,000) as of December 31, 2004, 2003 and 2002, respectively. None of these amounts related to discontinued operations.

The Group has two share incentive plans as described in Note 14 "Share Incentive Plans." Under the terms of these plans, shares of the Company may be purchased in the open market and held in trust. These shares are owned by the employee benefit trusts, which are subsidiaries of the Company for financial reporting purposes.

Changes in the number of shares held by The London Pacific Group 1990 Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT") were as follows:

	Years Ended December 31,					
	2004		**2003**		**2002**	
	ESOT	**ALOT**	**ESOT**	**ALOT**	**ESOT**	**ALOT**
	(In thousands)					
Shares held as of January 1	13,247	438	13,247	438	12,260	438
Purchased	-	-	-	-	-	-
Exercised	-	-	-	-	(13)	-
Shares held as of December 31	13,247 [1]	438	13,247 [1]	438	13,247 [1]	438

[1] 834,000 shares are held in ADR form.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Warrants

On November 11, 2002, the Company agreed to grant 1,933,172 warrants to subscribe for the Company's Ordinary Shares to Bank of Scotland in connection with the extension of the Group's credit facility (which was fully repaid and terminated in June 2003). The warrants were granted on February 14, 2003 and have an exercise price of £0.1143 (based on the average of the closing prices of the Ordinary Shares over the trading days from November 1, 2002 through November 11, 2002), which was higher than the market price of £0.09 on November 11, 2002. These warrants are exercisable at any time prior to February 14, 2010 and their fair value was determined to be $251,125, based on a risk-free rate of 2.80%, volatility of 179% and a dividend yield of zero. The Company recognized $30,625 of expense relating to these warrants in 2002. The balance of $220,500 was recognized as an expense in 2003, with the corresponding entries to additional paid-in capital.

Note 12. Commitments and Contingencies

Lease Commitments

The Group leases office equipment under a capital lease with an original term in excess of one year. The Group also leases office space under operating leases. Total rent expense on operating leases in the continuing operations was $288,000, $407,000 and $400,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments required under capital and non-cancellable operating leases with terms of one year or more, as of December 31, 2004, were as follows:

	Capital Leases	Operating Leases [1]
	(In thousands)	
2005	$ 7	$ 212
2006	-	128
2007	-	129
2008	-	128
2009	-	129
2010 and thereafter	-	64
Total	7	$ 790
Less amounts representing interest	-	
Present value of net minimum lease payments	$ 7	

[1] Includes commitments related to the Group's Jersey office lease which expires in September 2010. Management is currently evaluating sublease options as well as alternative office space in Jersey for which no commitment has been entered into as of the date of filing of this Report.

Commitments eliminated following the disposals of BCM and LPA during 2003 (as described in Note 3 "Discontinued Operations") for operating and capital lease commitments were approximately $1.9 million and $0.1 million, respectively.

Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." The following is a summary of the Company's agreements that the Company has determined are within the scope of FIN 45.

Under its Memorandum and Articles of Association, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company maintains directors and officers liability insurance that limits the Company's exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2004.

The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with business partners, clients and landlords. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. These indemnification provisions sometimes include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2004.

Contingencies

As previously disclosed in the Company's 2002 and 2003 audited consolidated financial statements, and notes thereto, included in the Company's Annual Report for each of those years, the Company's primary insurance company, LPLA, in August 2002 was placed under regulatory control and rehabilitation based on LPLA's statutory capital and surplus as of June 30, 2002. On July 9, 2004, a court order was issued approving a plan of liquidation for LPLA and also approving exchange agreements which give policyholders the option of exchanging their existing policies for new policies in another insurance company. In the course of the administration of LPLA in rehabilitation, the North Carolina Department of Insurance ("NCDOI") requested information concerning the history of a limited number of investments in securities of portfolio companies during November 2002. These portfolio investments have been associated with LPLA for more than seven years, and involve intercompany transfers. The history of their investment performance and ownership is complex. The Company has complied with these requests. The Company is not able at this time to predict what conclusions the NCDOI will reach after evaluation of this information.

In October 2003, the FTB notified the Group of proposed income tax assessments totaling $2.3 million plus interest related to the Group's 1998 and 1999 tax returns. In December 2003, the Group filed a protest letter with the FTB. This matter has now been resolved as discussed above in Note 10 "Income Taxes."

As discussed above in Note 1 "Material Events" and in Note 6 "Cash Held in Escrow," on March 8, 2005, the Company was made aware of a complaint filed by SunGard and SunGard's claim for indemnification with respect to alleged losses in an amount equal to at least $7.2 million resulting from, among other things, alleged breaches of representations and warranties contained in the sale and purchase agreement. After consultation with its legal advisors, the Group's management believes that this claim is without merit, and the Group will defend the matter vigorously. As such, no provision for this contingent liability has been included in the Group's financial statements as of December 31, 2004.

Note 13. Fair Value of Financial Instruments

Substantially all financial instruments used in the Group's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations. To the extent that prices are not readily available, estimated fair value is based on valuation methodologies performed by management, which evaluate company, industry, geographical and overall equity market factors that would influence the security's fair value.

With the exception of the fixed maturity securities classified as held-to-maturity, which are held at amortized cost, the carrying values of the Group's financial assets are equal to estimated fair value. (The Group did not hold any fixed maturity securities classified as held-to-maturity as of December 31, 2004 and 2003.)

Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying values and estimated fair values of the Group's financial instruments were as follows:

	December 31,			
	2004		2003	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents............................	$ 19,495	$ 19,495	$ 14,408	$ 14,408
Cash held in escrow..	1,005	1,005	999	999
Investments:				
Fixed maturities:				
Available-for-sale	21,377	21,377	25,393	25,393
Equity securities:				
Trading...	552	552	16,882	16,882
Available-for-sale	850	850	4,262	4,262
Financial liabilities:				
Life insurance policy liabilities..........................	21,229	20,982	28,054	27,758

The following methods and assumptions were used by the Group in estimating the fair value of the financial instruments presented:

Cash, Cash Equivalents and Cash Held in Escrow: The carrying amounts reported in the consolidated balance sheet for these instruments approximated fair value.

Fixed Maturity Securities: Fair values for actively traded fixed maturity securities classified as available-for-sale were generally based upon quoted market prices. Fair values for private corporate debt securities were based on the results of valuation methodologies performed by management.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Equity Securities:

a) Trading Securities: Fair values for equity securities classified as trading were based on quoted market prices.

b) Available-for-Sale Securities: Fair values for equity securities classified as available-for-sale were based upon the results of management's valuation methodologies, including analysis of company, industry, geographical and overall equity market factors which influence fair value.

Life Insurance Policy Liabilities: The balance sheet caption "life insurance policy liabilities" includes investment-type insurance contracts (i.e., deferred annuities). The estimated fair values of deferred annuity policies were based on their account values after deduction of surrender charges.

Note 14. Share Incentive Plans

The Group has two share incentive plans for employees, agents and directors of Berkeley Technology Limited and its subsidiaries that provide for the issuance of share options and stock appreciation rights.

Employee Share Option Trust

The London Pacific Group 1990 Employee Share Option Trust ("ESOT"), which was approved by shareholders in 1990, provides for the granting of share options to employees and directors. The objectives of this plan include retaining the best personnel and providing for additional performance incentives. Options are generally granted with an exercise price equal to the fair market value of the underlying shares at the date of grant. Such grants to employees are generally exercisable in four equal annual installments beginning one year from the date of grant, subject to employment continuation, and expire seven or ten years from the date of grant. Such grants to directors are fully vested on the date of grant and expire seven or ten years from the date of the grant.

The ESOT may purchase shares of the Company in the open market, funded each year by a loan from the Company or its subsidiaries. While the loan is limited up to an annual maximum of 5% of the consolidated net assets of the Group, the ESOT is not limited as to the number of options that may be granted. The loan is secured by the shares held in the trust, is interest free, and is eliminated in the consolidated financial statements. The ESOT has waived its entitlement to dividends on any shares held. See Note 11 "Shareholders' Equity" for a summary of the share activity within the ESOT.

Share option activity for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004		2003		2002	
(Options in thousands)	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding as of January 1	8,945	$3.10	13,575	$ 3.10	13,263	$ 4.59
Granted	-	-	-	-	5,165	0.32
Exercised	-	-	-	-	(13)	3.26
Forfeited	(2,005)	3.46	(2,517)	3.12	(4,496)	4.35
Expired	-	-	(2,113)	3.09	(344)	2.42
Outstanding as of December 31	6,940	$3.00	8,945	$ 3.10	13,575	$3.10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Options in thousands)	2004		2003		2002	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Options exercisable as of December 31	5,685	$3.57	7,046	$ 3.82	9,297	$ 4.13

The Group accounts for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees."

See Note 2 "Summary of Significant Accounting Policies" for a reconciliation of net income (loss) as reported and as adjusted under SFAS 123.

Summary information about the Group's share options outstanding as of December 31, 2004 is as follows:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(In thousands)	(Years)		(In thousands)	
$0.10 - $0.50	2,770	7.58	$0.32	1,535	$0.33
0.51 - 5.00	1,925	1.48	3.37	1,925	3.37
5.01 - 10.00	2,165	6.24	5.42	2,145	5.42
10.01 - 21.00	80	5.68	21.00	80	21.00
$0.10 - $21.00	6,940	5.45	$3.00	5,685	$3.57

Agent Loyalty Opportunity Trust

The Agent Loyalty Opportunity Trust ("ALOT") provides for the granting of stock appreciation rights ("SARs") on the Company's Ordinary Shares to agents of LPLA. The ALOT was established in 1997 without shareholders' approval. Each award unit entitles the holder to cash compensation equal to the difference between the Company's prevailing share price and the exercise price. The award units are exercisable in four equal annual installments commencing on the first anniversary of the date of grant and are forfeited upon termination of the agency contract. Vesting of the award in any given year is also contingent on the holder of the award surpassing a predetermined benchmark tied to sales and persistency. The SARs expire seven years from the date of grant. Given that LPLA is in liquidation (see Note 3 "Discontinued Operations" and Note 12 "Commitments and Contingencies"), the status of these awards is unclear.

The ALOT may purchase Ordinary Shares in the open market, funded by a loan from a Group subsidiary. The loan is secured by the shares held in the trust and bears interest based upon the trust's net income before interest for each financial period. The trust receives dividends on all Ordinary Shares held. The loan, interest income and dividend income are eliminated in the consolidated financial statements. See Note 11 "Shareholders' Equity" for a summary of the share activity within the ALOT.

SAR activity for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004		2003		2002	
(Award units in thousands)	Number of Award Units	Weighted-Average Exercise Price	Number of Award Units	Weighted-Average Exercise Price	Number of Award Units	Weighted-Average Exercise Price
Outstanding as of January 1	388	$3.73	388	$3.73	404	$3.73
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	(16)	3.88
Expired	(98)	3.35	-	-	-	-
Outstanding as of December 31	290	$3.85	388	$3.73	388	$3.73
Award units exercisable as of December 31	187	$3.76	284	$3.62	284	$3.62

Summary information about the Group's SARs outstanding as of December 31, 2004 is as follows:

Range of Exercise Prices	Award Units Outstanding			Award Units Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(In thousands)	(Years)		(In thousands)	
$ 3.35	211	0.25	$3.35	145	$3.35
5.19	79	1.28	5.19	42	5.19
$3.35 - $5.19	290	0.53	$3.85	187	$3.76

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25," which was effective for all awards granted after July 1, 2000.

Compensation expense relating to award grants in the ALOT was accounted for under APB 25, prior to the issuance of FIN 44. Thus, no expense was recognized at the grant dates because all awards were made with an exercise price equal to the prevailing market value. Instead, compensation expense would be recognized upon exercise of the awards; however, no awards have been exercised since 2001.

Note 15. Pension Plans

Jersey Plan

Until early 2004, the Group provided a defined benefit pension plan for its Jersey, Channel Islands, employees. This plan was terminated and the plan assets were to be distributed to the participants of the plan on a pro rata basis to their accrued benefit entitlements under the plan. The plan will be dissolved when the final participant is paid their pro rata amount, expected to be by the end of March 2005. The Group will not have any ongoing liabilities in respect of the plan following its dissolution.

The Group made contributions of $15,000, $148,000 and $731,000 to the trust in 2004, 2003 and 2002, respectively. Assets held by the trust were $2,272,000 as of December 31, 2003.

U.K. Plan

The Group provides a defined contribution plan for its U.K. employees. There is currently one participant in the plan. The Group has no ongoing liabilities associated with the plan. Contributions of $49,000, $41,000 and $143,000 were made by the Group to the plan in 2004, 2003 and 2002, respectively. Of the 2002 contribution, $94,000 was offset by a salary waiver.

Note 16. Earnings Per Share and ADS

Earnings (loss) per ADS are equivalent to ten times earnings (loss) per Ordinary Share, following the one-for-ten reverse split in June 2002.

A reconciliation of the numerators and denominators for the basic and diluted earnings (loss) per share calculations in accordance with Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings per Share," is as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except share, per share and ADS amounts)		
Income (loss) from continuing operations	$ (12,141)	$ 1,089	$ (55,769)
Income (loss) on discontinued operations	-	9,927	(149,735)
Net income (loss)	$ (12,141)	$ 11,016	$(205,504)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except share, per share and ADS amounts)		

Basic earnings (loss) per share and ADS:

Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts.....................

	2004	2003	2002
Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts	50,754,192	50,754,192	50,753,084

Basic earnings (loss) per share:

	2004	2003	2002
Continuing operations	$ (0.24)	$ 0.02	$ (1.10)
Discontinued operations	-	0.20	(2.95)
	$ (0.24)	$ 0.22	$ (4.05)

Basic earnings (loss) per ADS:

	2004	2003	2002
Continuing operations	$ (2.39)	$ 0.21	$ (10.99)
Discontinued operations	-	1.96	(29.50)
	$ (2.39)	$ 2.17	$ (40.49)

Diluted earnings (loss) per share and ADS:

	2004	2003	2002
Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts	50,754,192	50,754,192	50,753,084
Effect of dilutive securities (warrants and employee share options)	-	433,706	-
Weighted-average number of Ordinary Shares used in diluted earnings per share calculations	50,754,192	51,187,898	50,753,084

Diluted earnings (loss) per share:

	2004	2003	2002
Continuing operations	$ (0.24)	$ 0.02	$ (1.10)
Discontinued operations	-	0.20	(2.95)
	$ (0.24)	$ 0.22	$ (4.05)

Diluted earnings (loss) per ADS:

	2004	2003	2002
Continuing operations	$ (2.39)	$ 0.21	$ (10.99)
Discontinued operations	-	1.94	(29.50)
	$ (2.39)	$ 2.15	$ (40.49)

As the Company recorded a net loss for the years ended December 31, 2004 and 2002, the calculations of diluted earnings per share for these years do not include potentially dilutive employee share options and warrants issued to the Bank of Scotland as they are anti-dilutive and, if included, would have resulted in a reduction of the net loss per share. If the Company had reported net income for the years ended December 31, 2004 and 2002, there would have been an additional 650,913 and 347,258 shares, respectively, included in the calculations of diluted earnings per share for these years.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17.   Transactions with Related Parties

The Group paid legal fees of approximately $36,000, $76,000 and $130,000 during 2004, 2003 and 2002, respectively, to a law firm of which one of its directors, Victor A. Hebert, is a member.

Note 18.   Business Segment and Geographical Information

The Company's reportable operating segments are classified according to its remaining businesses of life insurance and annuities, and venture capital and consulting.

Due to the sales of BCM and LPA in 2003 (see Note 1 "Material Events"), the results of operations of the Company's asset management and financial advisory segments (up to their disposal dates) have been classified as discontinued operations for the years ended December 31, 2003 and 2002. Due to the loss of control of LPLA (see Note 3 "Discontinued Operations"), the results of operations of LPLA (through June 30, 2002) have been included in discontinued operations for the year ended December 31, 2002.

Intercompany transfers between reportable operating segments are accounted for at prices which are designed to be representative of unaffiliated third party transactions. During the year ended December 31, 2002, the venture capital and consulting segment generated portfolio management fees from LPLA (discontinued operations) of $2,908,000. These portfolio management fees are included in the revenues of continuing operations and have not been eliminated in the consolidated financial statements. These management fees were approved by the insurance regulatory body in LPLA's U.S. state of domicile.

The venture capital and consulting segment recorded net realized investment losses in the amount of $1,603,000 during 2002 related to intersegmental investment sales to the life insurance and annuities segment. These net realized investment losses were offset by a corresponding reclassification adjustment in unrealized investment gains and losses on trading securities for the same amount. These gains and losses have been eliminated in the Company's consolidated financial statements.

Summary revenue and investment gain (loss) information by geographic segment, based on the domicile of the Group company generating those revenues, is as follows:

	Years Ended December 31,		
	2004	**2003**	**2002**
	(In thousands)		
Jersey	$ (5,715)	$ 4,220	$ (22,517)
Guernsey	(720)	4,926	(13,636)
United States	676	52	2,816
Consolidated revenues and net investment gains (losses) for continuing operations	$ (5,759)	$ 9,198	$ (33,337)

Total assets by geographic segment were as follows:

	December 31,	
	2004	2003
	(In thousands)	
Jersey	$ 37,273	$ 50,677
Guernsey	14	3,408
United States	7,420	9,428
Consolidated total assets – continuing operations	**$ 44,707**	**$ 63,513**

Revenues and income (loss) before income taxes for the Company's reportable operating segments included in continuing operations, based on management's internal reporting structure, were as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Revenues:			
Life insurance and annuities [1]	$ (5,759)	$ 4,458	$ (9,349)
Venture capital and consulting [2]	(125)	4,687	(24,519)
	(5,884)	9,145	(33,868)
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	125	53	531
Consolidated revenues and net investment gains and losses for continuing operations	**$ (5,759)**	**$ 9,198**	**$ (33,337)**
Income (loss) from continuing operations before income taxes:			
Life insurance and annuities [1]	$ (8,091)	$ 1,577	$ (19,637)
Venture capital and consulting [2]	(1,365)	3,571	(28,149)
	(9,456)	5,148	(47,786)
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	125	53	531
Corporate expenses	(2,415)	(3,478)	(5,869)
Goodwill write-offs	-	-	(389)
Interest expense	(105)	(676)	(965)
Consolidated income (loss) from continuing operations before income taxes	**$ (11,851)**	**$ 1,047**	**$ (54,478)**

[1] Netted against the revenues (investment income) of the life insurance and annuities segment are management fees paid to BCM (discontinued operations) of $5,000 and $39,000 in 2003 and 2002, respectively.

[2] Included in the revenues of the venture capital and consulting segment are management fees from LPLA (discontinued operations) of $2,908,000 in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Assets attributable to each of the Company's reportable operating segments, based on management's reporting structure, were as follows:

	December 31,	
	2004	2003
	(In thousands)	
Assets:		
Life insurance and annuities	$ 33,142	$ 47,929
Venture capital and consulting	92	3,442
Corporate and other	11,473	12,142
Consolidated total assets – continuing operations	$ 44,707	$ 63,513

Note 19. Selected Quarterly Financial Information (Unaudited)

Unaudited quarterly financial information (in thousands, except per share and ADS amounts) is as follows:

	2004				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Continuing operations:					
Revenues including net investment gains (losses)	$ (5,021)	$ 2,081	$ (2,498)	$ (321)	$ (5,759)
Income (loss) before income taxes	(6,683)	478	(3,913)	(1,733)	(11,851)
Net income (loss)	(6,690)	195	(3,913)	(1,733)	(12,141)
Basic earnings (loss) per share:					
Continuing operations	$(0.13)	$ -	$(0.08)	$(0.03)	$(0.24)
Discontinued operations...	-	-	-	-	-
	$(0.13)	$ -	$(0.08)	$(0.03)	$(0.24)
Basic earnings (loss) per ADS:					
Continuing operations	$(1.32)	$ 0.04	$(0.77)	$(0.34)	$(2.39)
Discontinued operations...	-	-	-	-	-
	$(1.32)	$ 0.04	$ (0.77)	$(0.34)	$(2.39)
Diluted earnings (loss) per share:					
Continuing operations	$(0.13)	$ -	$(0.08)	$(0.03)	$(0.24)
Discontinued operations...	-	-	-	-	-
	$(0.13)	$ -	$(0.08)	$(0.03)	$(0.24)
Diluted earnings (loss) per ADS:					
Continuing operations	$(1.32)	$ 0.04	$(0.77)	$(0.34)	$(2.39)
Discontinued operations...	-	-	-	-	-
	$(1.32)	$ 0.04	$ (0.77)	$(0.34)	$(2.39)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	First Quarter [(1)]	Second Quarter	Third Quarter	Fourth Quarter	Full Year
			2003		
Continuing operations:					
Revenues including net investment gains (losses)	$ 1,524	$ 7,829	$ (4,617)	$ 4,462	$ 9,198
Income (loss) before income taxes	(865)	5,448	(6,349)	2,813	1,047
Net income (loss)	(872)	5,443	(6,346)	2,864	1,089
Discontinued operations:					
Net (income) loss	(982)	10,909	-	-	9,927
Total continuing and discontinued operations:					
Net (income) loss	(1,854)	16,352	(6,346)	2,864	11,016
Basic earnings (loss) per share:					
Continuing operations	$ (0.02)	$ 0.11	$ (0.13)	$ 0.06	$ 0.02
Discontinued operations............................	(0.02)	0.21	-	-	0.20
	$ (0.04)	$ 0.32	$ (0.13)	$ 0.06	$ 0.22
Basic earnings (loss) per ADS:					
Continuing operations	$ (0.17)	$ 1.07	$ (1.25)	$ 0.56	$ 0.21
Discontinued operations............................	(0.20)	2.15	-	-	1.96
	$ (0.37)	$ 3.22	$ (1.25)	$ 0.56	$ 2.17
Diluted earnings (loss) per share:					
Continuing operations	$ (0.02)	$ 0.11	$ (0.13)	$ 0.06	$ 0.02
Discontinued operations............................	(0.02)	0.21	-	-	0.20
	$ (0.04)	$ 0.32	$ (0.13)	$ 0.06	$ 0.22
Diluted earnings (loss) per ADS:					
Continuing operations	$ (0.13)	$ 1.05	$ (1.25)	$ 0.56	$ 0.21
Discontinued operations............................	(0.20)	2.13	-	-	1.94
	$ (0.37)	$ 3.19	$ (1.25)	$ 0.56	$ 2.15

[(1)] Reclassifications have been made related to discontinued operations – see Note 3.

Due to the method required by SFAS 128 to calculate per share and ADS amounts, the quarterly per share and ADS amounts do not total to the full year per share and ADS amounts.

REPORT OF THE INDEPENDENT AUDITORS

To the shareholders of Berkeley Technology Limited:

We have audited the consolidated financial statements of Berkeley Technology Limited (the "Group") for the year ended December 31, 2004 appearing on pages 22 to 60.

Respective Responsibilities of Directors and Auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law are set out in the Directors' Responsibilities as Regards to the Financial Statements on page 6.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards generally accepted in the United States of America.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Jersey) Law 1991. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements within it.

Our report has been prepared pursuant to the requirements of the Companies (Jersey) Law 1991 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely on this report by virtue of and for the purpose of the Companies (Jersey) Law 1991 or has been expressly authorized to do so by our prior written consent. Save as above we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of Audit Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
• In our opinion the consolidated financial statements give a true and fair view of the Group at December 31, 2004 and of the net loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies (Jersey) Law 1991; and

• The consolidated financial statements present fairly, in all material respects, the financial position of Berkeley Technology Limited at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Stoy Hayward, LLP
Chartered Accountants
8 Baker Street
London

March 23, 2005

SHAREHOLDER AND INVESTOR INFORMATION

Market Information

The principal trading market for our Ordinary Shares is the London Stock Exchange ("LSE"), under the symbol *"BEK.L,"* on which such shares have been listed since February 1985. ADSs, each representing ten Ordinary Shares, are evidenced by ADRs for which The Bank of New York is the Depositary. Our ADSs have traded in the United States from September 1992 through August 1993 on the OTC Bulletin Board, from September 1993 through November 1999 on The Nasdaq Stock Market[SM] under the symbol *"LPGL,"* from November 1999 through July 3, 2002 on the New York Stock Exchange ("NYSE") under the symbol *"LDP,"* from July 12, 2002 through June 15, 2003 on the OTC Bulletin Board under the symbol *"LDPGY.PK"* and since June 16, 2003 on the OTC Bulletin Board under the symbol *"BKLYY.PK."* As of December 31, 2004, there were 64,439,073 Ordinary Shares outstanding and 1,373,414 ADSs outstanding, representing 13,734,140 Ordinary Shares or 21.3% of the outstanding Ordinary Shares. ADS holders may exercise their voting rights through the ADR Depositary.

In June 2002, we completed a one-for-ten reverse split of our ADSs. On June 24, 2002, every ten of our ADSs issued and outstanding were converted and reclassified into one post-split ADS. Consequently, effective from the opening of business on June 24, 2002, each ADS is equal to ten Ordinary Shares. Fractional new ADSs were sold by the Depositary Bank and paid in cash to the ADR holders. This ADS split did not affect our Ordinary Shares listed on the LSE.

On July 3, 2002, the NYSE halted trading of our ADRs in response to the administrative actions taken by the North Carolina Department of Insurance relating to LPLA. On July 9, 2002, trading of the ADRs was suspended and the securities were withdrawn from listing and registration on the NYSE. As a result of the delisting, the liquidity of our common stock and its price were adversely affected. These actions may limit our ability to raise additional capital in the future, and there is no assurance that a significant trading market for the ADRs will develop. If an active trading market does not develop, ADR holders may be unable to sell their ADRs.

Subsequent to the delisting, the ability of ADR holders to buy and sell is limited to trading on the OTC Bulletin Board. Shares traded on the OTC market generally experience lower trading volume than those traded on the organized exchanges. The trading volume of the ADRs has decreased substantially since the NYSE delisting and the transfer of the ADRs to the OTC Bulletin Board.

The following table shows, for the quarters indicated, the reported highest and lowest middle market quotations (which represent an average of bid and asked prices) for our Ordinary Shares on the LSE, based on its Daily Official List, and the high and low trade price information of the ADSs as obtained from the OTC Bulletin Board:

	LSE Pounds Per Ordinary Share		OTC Bulletin Board U.S. Dollars Per ADS	
	High	Low	High	Low
2003:				
First quarter	0.08	0.04	1.15	0.50
Second quarter	0.16	0.08	2.50	1.00
Third quarter	0.17	0.11	2.60	1.45
Fourth quarter	0.16	0.13	2.40	1.80

	LSE Pounds Per Ordinary Share		OTC Bulletin Board U.S. Dollars Per ADS	
	High	Low	High	Low
2004:				
First quarter	0.15	0.14	2.60	2.00
Second quarter	0.15	0.14	2.55	2.25
Third quarter	0.14	0.11	2.60	2.05
Fourth quarter	0.13	0.10	2.10	1.70

Holders

As of February 28, 2005, we had approximately 1,514 Ordinary shareholders of record and 64 ADS holders of record. Because many Ordinary Shares and ADSs are held by brokers and various institutions on behalf of other holders, we are unable to estimate the total number of beneficial holders represented by these holders of record.

Dividends

Until 2002, we paid dividends on our Ordinary Shares in every year since we became listed on the LSE in 1985. Dividends on our Ordinary Shares were paid twice a year. In view of our requirement to conserve cash in order to meet the operating needs and growth opportunities of the business, we did not pay an interim or final dividend for 2003 or an interim dividend for 2004. Our Board of Directors will not be recommending a final dividend for the year 2004.

Holders of ADSs are entitled to receive dividends paid, if any, on our Ordinary Shares through the ADR Depositary.

Dividends per ADS are paid net of the 20% standard rate Jersey Income Tax which we must deduct when paying dividends out of our income. There is currently no double taxation treaty between the U.S. and Jersey. Generally, the net dividend paid to a U.S. holder is includable in gross income and treated as foreign source dividend income for U.S. federal income tax purposes. The Jersey tax deducted is not a withholding tax and therefore there is no corresponding foreign tax credit. Such dividends generally will not be eligible for the dividends received deduction allowed to U.S. corporations. ADS holders should consult their own tax advisors as to the tax consequences of such ownership. Please refer to information regarding statutory restrictions on the payment of dividends in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Inquiries

Shareholders who have questions relating to our business should write to our registered office, Berkeley Technology Limited, Minden House, 6 Minden Place, St. Helier, Jersey JE2 4WQ, Channel Islands. Administrative inquiries concerning shareholdings, such as loss of share certificates, dividend payments or change of address, should be sent directly to Computershare Investor Services (Channel Islands) Limited, Ordnance House, 31 Pier Road, St. Helier, Jersey JE4 8PW, Channel Islands. Inquiries relating to ADSs should be sent directly to The Bank of New York, ADR Division, 101 Barclay Street, 22nd Floor, New York, New York 10286.

A copy of our Annual Report for the year ended December 31, 2004 on Form 10-K and/or Proxy Statement as filed with the SEC is available from our registered office at the address shown above.

ADDRESSES

Berkeley Technology Limited
*Registered office and principal place
of business:*
Minden House
6 Minden Place
St. Helier, Jersey JE2 4WQ
Channel Islands

Telephone: (01534) 607700
Facsimile: (01534) 607799

**Berkeley International Capital
Corporation**
650 California Street, 26th Floor
San Francisco, California 94108

Telephone: (415) 249 0450
Facsimile: (415) 249 0553
Website: www.berkeleyvc.com

London Pacific Assurance Limited
Minden House
6 Minden Place
St. Helier, Jersey JE2 4WQ
Channel Islands

Telephone: (01534) 607780
Facsimile: (01534) 607799

Registrar
Computershare Investor Services
(Channel Islands) Limited
Ordnance House
31 Pier Road
St. Helier, Jersey JE4 8PW
Channel Islands

Telephone: (01534) 825200
Website: www.computershare.com

ADR Depository
The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, New York 10286

Telephone: (888) 269 2377
Website: www.adrbny.com

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the twenty-first Annual General Meeting of Berkeley Technology Limited will be held at the Jersey Museum, Ouless Room, The Weighbridge, St. Helier, Jersey, Channel Islands on Wednesday, August 10, 2005 at 9:00 a.m. (local time) for the following purposes:

Ordinary Business

1. To receive the report of the directors and the financial statements for the year ended December 31, 2004, together with the report of the independent auditors thereon.

2. To re-elect a director, Victor A. Hebert, who is retiring by rotation.

3. To re-appoint BDO Stoy Hayward, LLP and BDO Seidman, LLP as independent auditors of the Company and to authorize the directors to fix their remuneration.

Other Business

4. To act on any other matters that may properly come before the meeting.

By Order of the Board

Robert A. Cornman
Secretary

April 22, 2005

Notes

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed for use at the Annual General Meeting for holders of Ordinary Shares.

2. To be valid, the form of proxy must be lodged at the registered office of the Company not less than 48 hours before the time fixed for the meeting.

3. No director has a contract of service with the Company.

4. If you have sold or otherwise transferred all of your shares in Berkeley Technology Limited, you should send this document together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.